UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarter ended June 30, 2015

Commission File Number 001—32945

WNS (HOLDINGS) LIMITED

(Exact name of registrant as specified in the charter)

Not Applicable

(Translation of Registrant’s name into English)

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli (W)

Mumbai 400 079, India

+91-22 - 4095 - 2100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

WNS (Holdings) Limited is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form S-8 (Registration No: 333-136168), Form S-8 (File No. 333-157356), Form S-8 (File No. 333-176849), and Form S-8 (File No. 333-191416).

CONVENTIONS USED IN THIS REPORT

In this report, references to “US” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “China” are to the People’s Republic of China. References to “South Africa” are to the Republic of South Africa. References to “$” or “dollars” or “US dollars” are to the legal currency of the US, references to “ ” or “rupees” or “Indian rupees” are to the legal currency of India, references to “pound sterling” or “£” are to the legal currency of the UK, references to “pence” are to the legal currency of Jersey, Channel Islands, references to “euro” are to the legal currency of the European Monetary Union, references to “South African rand” or “R” or “ZAR” are to the legal currency of South Africa, references to “A$” or “AUD” or “Australian dollars” are to the legal currency of Australia and references to “RMB” are to the legal currency of China. Our financial statements are presented in US dollars and prepared in accordance with International Financial Reporting Standards and its interpretations, or IFRS, as issued by the International Accounting Standards Board, or the IASB, as in effect as at June 30, 2015. To the extent IASB issues any amendments or any new standards subsequent to June 30, 2015, there may be differences between IFRS applied to prepare the financial statements included in this report and those that will be applied in our annual financial statements for the year ending March 31, 2016. Unless otherwise indicated, references to “GAAP” in this report are to IFRS, as issued by the “IASB”. References to “our ADSs” in this report are to our American Depositary Shares, each representing one of our ordinary shares.

References to a particular “fiscal” year are to our fiscal year ended March 31 of that calendar year. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

In this report, unless otherwise specified or the context requires, the term “WNS” refers to WNS (Holdings) Limited, a public company incorporated under the laws of Jersey, Channel Islands, and the terms “our company,” “the Company,” “we,” “our” and “us” refer to WNS (Holdings) Limited and its subsidiaries.

In this report, references to “Commission” are to the United States Securities and Exchange Commission.

We also refer in various places within this report to “revenue less repair payments,” which is a non-GAAP financial measure that is calculated as (a) revenue less (b) in our auto claims business, payments to repair centers for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients. This non-GAAP financial information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, tax assessment orders and future capital expenditures. We caution you that reliance on any forward-looking statement inherently involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These risks and uncertainties include but are not limited to:

•	worldwide economic and business conditions;

•	political or economic instability in the jurisdictions where we have operations;

•	regulatory, legislative and judicial developments;

•	our ability to attract and retain clients;

•	technological innovation;

•	telecommunications or technology disruptions;

•	future regulatory actions and conditions in our operating areas;

•	our dependence on a limited number of clients in a limited number of industries;

•	our ability to expand our business or effectively manage growth;

•	our ability to hire and retain enough sufficiently trained employees to support our operations;

•	negative public reaction in the US or the UK to offshore outsourcing;

•	the effects of our different pricing strategies or those of our competitors;

•	increasing competition in the business process management industry;

•	our ability to successfully grow our revenue, expand our service offerings and market share and achieve accretive benefits from our acquisitions, from time to time;

•	our liability arising from fraud or unauthorized disclosure of sensitive or confidential client and customer data;

•	our ability to successfully consummate and integrate strategic acquisitions; and

•	volatility of our ADS price.

These and other factors are more fully discussed in our other filings with the Securities and Exchange Commission, or the SEC, including in “Risk Factors,” “Operating and Financial Review and Prospects” and elsewhere in our annual report on Form 20-F for our fiscal year ended March 31, 2015. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.

Part I- FINANCIAL INFORMATION

WNS (HOLDINGS) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands, except share and per share data)

	Notes	As at June 30, 2015	As at March 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	5	$42,265	$32,448
Investments	6	92,974	133,542
Trade receivables, net	7	54,298	55,768
Unbilled revenue		47,521	39,675
Funds held for clients		11,947	12,737
Derivative assets	13	13,679	24,152
Prepayments and other assets	8	20,919	16,758

Total current assets		283,603	315,080
Non-current assets:
Goodwill	9	81,691	79,058
Intangible assets	10	43,400	43,274
Property and equipment	11	47,905	48,230
Derivative assets	13	2,087	5,715
Deferred tax assets		23,728	21,331
Other non-current assets	8	17,400	17,613

Total non-current assets		216,211	215,221

TOTAL ASSETS		$499,814	$530,301

LIABILITIES AND EQUITY
Current liabilities:
Trade payables		$24,793	$22,706
Provisions and accrued expenses	15	26,952	25,622
Derivative liabilities	13	4,786	1,784
Pension and other employee obligations	14	29,742	40,424
Short term line of credit	12	—	12,881
Current portion of long term debt	12	8,212	12,828
Deferred revenue	16	2,533	3,881
Current taxes payable		2,963	1,987
Other liabilities	17	11,295	5,931

Total current liabilities		111,276	128,044
Non-current liabilities:
Derivative liabilities	13	1,415	390
Pension and other employee obligations	14	6,689	6,069
Deferred revenue	16	265	402
Other non-current liabilities	17	4,164	4,017
Deferred tax liabilities		2,469	2,273

Total non-current liabilities		15,002	13,151

TOTAL LIABILITIES		$126,278	$141,195

Shareholders’ equity:
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 52,100,236 shares and 51,950,662 shares each as at June 30, 2015 and March 31, 2015, respectively)	18	8,164	8,141
Share premium		291,270	286,805
Retained earnings		193,107	180,345
Other components of equity		(98,334)	(86,185)

Total shareholders’ equity including shares held in treasury		394,207	389,106
Less: 770,000 shares as of June 30, 2015 and Nil shares as of March 31, 2015, held in treasury, at cost	18	(20,671)	—

Total shareholders’ equity		373,536	389,106

TOTAL LIABILITIES AND EQUITY		$499,814	$530,301

See accompanying notes.

WNS (HOLDINGS) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except share and per share data)

		Three months ended June 30,
	Notes	2015	2014
Revenue		$134,132	$131,004
Cost of revenue	19	88,800	86,239

Gross profit		45,332	44,765
Operating expenses:
Selling and marketing expenses	19	7,435	7,658
General and administrative expenses	19	18,043	16,207
Foreign exchange loss/ (gain), net		(1,753)	1,305
Amortization of intangible assets		6,172	6,100

Operating profit		15,435	13,495
Other income, net	21	(2,161)	(3,078)
Finance expense	20	112	475

Profit before income taxes		17,484	16,098

Provision for income taxes	23	4,722	4,029

Profit		$12,762	$12,069

Earnings per share of ordinary share	24
Basic		$0.25	$0.23

Diluted		$0.24	$0.23

See accompanying notes.

WNS (HOLDINGS) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands)

	Three months ended June 30,
	2015	2014
Profit	$12,762	$12,069
Other comprehensive income/(loss), net of taxes
Items that may not be reclassified to profit or loss:
Pension adjustment	(597)	(307)

Items that are or may be reclassified subsequently to profit or loss:
Changes in fair value of cash flow hedges:
Current period gain/ (loss)	(9,394)	505
Reclassification to profit/(loss)	(3,720)	618
Foreign currency translation	(2,554)	172
Income tax (provision)/ benefit relating to above	4,116	(23)

	$(11,552)	$1,272

Total other comprehensive income/(loss), net of taxes	$(12,149)	$965

Total comprehensive income	$613	$13,034

See accompanying notes.

WNS (HOLDINGS) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except share and per share data)

					Other components of equity
					Foreign
					currency	Cash flow		Total
	Share Capital		Share	Retained	translation	hedging	Pension	shareholders’
	Number	Par value	premium	Earnings	reserve	reserve	adjustments	Equity
Balance as at April 1, 2014	51,347,538	$8,044	$276,601	$121,731	$(81,941)	$(1,744)	$2,279	$324,970

Shares issued for exercised options and RSUs	131,438	22	98	—	—	—	—	120
Share-based compensation	—	—	2,224	—	—	—	—	2,224
Excess tax benefits relating to share-based options and RSUs	—	—	88	—	—	—	—	88

Transactions with owners	131,438	22	2,410	—	—	—	—	2,432
Profit	—	—	—	12,069	—	—	—	12,069
Other comprehensive income/(loss), net of taxes	—	—	—	—	172	1,100	(307)	965

Total comprehensive income/(loss) for the period	—	—	—	12,069	172	1,100	(307)	13,034

Balance as at June 30, 2014	51,478,976	$8,066	$279,011	$133,800	$(81,769)	$(644)	$1,972	$340,436

WNS (HOLDINGS) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (cont’d)

(Amounts in thousands, except share and per share data)

					Other components of equity
					Foreign	Cash
					currency	flow				Total
	Share capital		Share	Retained	translation	hedging	Pension	Treasury stock		shareholders’
	Number	Par value	premium	earnings	reserve	reserve	adjustments	Number	Amount	equity
Balance as at April 1, 2015	51,950,662	$8,141	$286,805	$180,345	$(103,529)	$15,445	$1,899	—	$—	$389,106

Shares issued for exercised options and restricted share units (“RSUs”)	149,574	23	602	—	—	—	—	—	—	625
Purchase of treasury stock								770,000	(20,671)	(20,671)
Share-based compensation	—	—	3,714	—	—	—	—	—	—	3,714
Excess tax benefits relating to share-based options and RSUs	—	—	149	—	—	—	—	—	—	149

Transactions with owners	149,574	23	4,465	—	—	—	—	770,000	(20,671)	(16,183)

Profit		—	—	12,762	—	—	—			12,762
Other comprehensive income/(loss), net of taxes	—	—	—	—	(2,554)	(8,998)	(597)	—	—	(12,149)

Total comprehensive income/(loss) for the period	—	—	—	12,762	(2,554)	(8,998)	(597)	—	—	613

Balance as at June 30, 2015	52,100,236	$8,164	$291,270	$193,107	$(106,083)	$6,447	$1,302	770,000	$(20,671)	$373,536

WNS (HOLDINGS) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Three months ended June 30,
	2015	2014
Cash flows from operating activities:
Cash generated from operations	$19,765	$16,162
Interest paid	(133)	(455)
Interest received	477	76
Income taxes paid	(3,115)	(2,578)

Net cash provided by operating activities	16,994	13,205

Cash flows from investing activities:
Purchase of property and equipment and intangibles	(8,598)	(3,868)
Proceeds from sale of property and equipment	57	117
Dividend received	1,335	1,091
Marketable securities sold/(purchased), net	8,881	(54,415)
Proceeds from sale of fixed maturity plan (FMP)	30,698	42,812

Net cash provided by / (used in) investing activities	32,373	(14,263)

Cash flows from financing activities:
Purchase of treasury stock	(20,671)	—
Proceeds from exercise of stock options	625	120
Excess tax benefit from share based compensation	36	64
Repayments of short term borrowings, net	(13,051)	(3,012)
Repayment of long term debt	(5,000)	—

Net cash used in financing activities	(38,061)	(2,828)

Exchange difference on cash and cash equivalents	(1,489)	1,658
Net change in cash and cash equivalents	9,817	(2,228)
Cash and cash equivalents at the beginning of the period	32,448	33,691

Cash and cash equivalents at the end of the period	$42,265	$31,463

Non-cash transactions:
Note: Liability towards property and equipment and intangible assets purchased on credit/deferred credit	$1,449	$2,008
Liability towards business combination (Refer note 4(a))	3,313	—

See accompanying notes.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

1.	Company overview

WNS (Holdings) Limited (“WNS Holdings”), along with its subsidiaries (collectively, “the Company”), is a global business process management (“BPM”) company with client service offices in Australia, Dubai (United Arab Emirates), London (UK), New Jersey (US) and Singapore and delivery centers in the People’s Republic of China (“China”), Costa Rica, India, the Philippines, Poland, Romania, Republic of South Africa(‘South Africa”), Sri Lanka, the United Kingdom (“UK”) and the United States (“US”). The Company’s clients are primarily in the insurance; travel and leisure; diversified businesses including manufacturing, retail, consumer packaged goods (“CPG”), media and entertainment and telecommunications; utilities; consulting and professional services, banking and financial services; healthcare; and shipping and logistics industries.

WNS Holdings is incorporated in Jersey, Channel Islands and maintains a registered office in Jersey at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES.

These unaudited condensed interim consolidated financial statements were authorized for issue by the Board of Directors on July 24, 2015.

2.	Summary of significant accounting policies

a.	Basis of preparation

These condensed interim consolidated financial statements are prepared in compliance with International Accounting Standard (IAS) 34, “Interim financial reporting” as issued by IASB. They do not include all of the information required in annual financial statements in accordance with IFRS, as issued by IASB and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2015.

The accounting policies applied are consistent with the policies that were applied for the preparation of the consolidated financial statements for the year ended March 31, 2015.

3.	New accounting pronouncements not yet adopted by the Company

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after April 1, 2016 or later periods. Those which are considered to be relevant to the Company’s operations are set out below.

i.	In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). This standard provides a single, principle-based five-step model to be applied to all contracts with customers. Guidance is provided on topics such as the point at which revenue is recognized, accounting for variable consideration, costs of fulfilling and obtaining a contract and various other related matters. IFRS 15 also introduced new disclosure requirements with respect to revenue.

The five steps in the model under IFRS 15 are : (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contracts; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 replaces the following standards and interpretations:

•	IAS 11 “Construction Contracts”

•	IAS 18 “Revenue”

•	IFRIC 13 “Customer Loyalty Programmes”

•	IFRIC 15 “Agreements for the Construction of Real Estate”

•	IFRIC 18 “Transfers of Assets from Customers”

•	SIC-31 “Revenue - Barter Transactions Involving Advertising Services”

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

When first applying IFRS 15, it should be applied in full for the current period, including retrospective application to all contracts that were not yet complete at the beginning of that period. In respect of prior periods, the transition guidance allows an option to either:

•	apply IFRS 15 in full to prior periods (with certain limited practical expedients being available); or

•	retain prior period figures as reported under the previous standards, recognizing the cumulative effect of applying IFRS 15 as an adjustment to the opening balance of equity as at the date of initial application (beginning of current reporting period).

IFRS 15 is effective for fiscal year beginning on or after January 1, 2017, earlier application is permitted. However, in July 2015, IASB voted to confirm to a one-year deferral of the effective date to January 1, 2018, earlier application is permitted. The Company is currently evaluating the impact that this new standard will have on its consolidated financial statements.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

ii.	In July 2014, the IASB finalized and issued IFRS 9 – Financial Instruments. IFRS 9 replaces IAS 39 “Financial instruments: recognition and measurement, the previous Standard which dealt with the recognition and measurement of financial instruments in its entirety upon former’s effective date.

Key requirements of IFRS 9:

i. Replaces IAS 39’s measurement categories with the following three categories:

•	fair value through profit or loss (‘FVTPL’)

•	fair value through other comprehensive income (‘FVTOCI’)

•	amortized cost

ii. Eliminates the requirement for separation of embedded derivatives from hybrid financial assets, the classification requirements to be applied to the hybrid financial asset in its entirety.

iii. Requires an entity to present the amount of change in fair value due to change in entity’s own credit risk in other comprehensive income.

iv. Introduces new impairment model, under which the “expected” credit loss are required to be recognised as compared to the existing “incurred” credit loss model of IAS 39.

v. Fundamental changes in hedge accounting by introduction of new general hedge accounting model which:

•	Increases the eligibility of hedged item and hedging instruments;

•	Introduces a more principles– based approach to assess hedge effectiveness.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

Earlier application is permitted provided that all the requirements in the Standard are applied at the same time with two exceptions:

i. The requirement to present changes in the fair value of a liability due to changes in own credit risk may be applied early in isolation;

ii. Entity may choose as its accounting policy choice to continue to apply hedge accounting requirements of IAS 39 instead of new general hedge accounting model as provided in IFRS 9.

The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

4.	Business Combinations

a)	Telkom

On April 10, 2015, the Company entered into an agreement with Telkom SA SOC LIMITED (“Telkom”), a leading provider of communication services in South Africa, pursuant to which the Company agreed to acquire the contract and employ the related workforce of Telkom effective May 1, 2015 (“Acquisition Date”). The purchase price of the transaction is ZAR 40.7 million ($3.3 million based on the exchange rate on May 1, 2015).

The purchase price has been allocated as set out below on a provisional basis pending finalization of the valuation of intangible assets and fair value for the assets acquired and liabilities assumed:

Amount
Customer Contract- Intangible assets	$2,990
Deferred tax liabilities	(837)

Net assets acquired	$2,153
Less: Purchase consideration (Refer Note 17)	3,331

Goodwill on acquisition	$1,178

Goodwill arising from this acquisition is not expected to be deductible for tax purposes. Goodwill is attributable mainly to benefit from expected synergies and the assembled workforce of Telkom.

b)	iSoftStone

On September 11, 2014, the Company entered into an agreement with iSoftStone Information Technology Co. Ltd. (“iSoftStone”), a provider of business process outsourcing and management services, pursuant to which the Company agreed to acquire certain assets and the workforce of iSoftStone effective October 13, 2014 (“Acquisition Date”). The purchase price of the transaction, which was paid in cash, was $328. The excess of purchase price over the assets acquired amount to $144, which has been recognized as goodwill.

Goodwill is attributable mainly to benefit from the assembled workforce of iSoftStone.

5.	Cash and cash equivalents

The Company considers all highly liquid investments with an initial maturity of up to three months to be cash equivalents. Cash and cash equivalents consist of the following:

	As at
	June 30,	March 31,
	2015	2015
Cash and bank balance	$27,560	$24,976
Short term deposits with bank	14,705	7,472

Total	$42,265	$32,448

Short term deposits can be withdrawn by the Company at any time without prior notice and are readily convertible into known amounts of cash with an insignificant risk of changes in value.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

6.	Investments

Investments consist of the following:

	As at
	June 30, 2015	March 31, 2015
Marketable securities(1)	$83,566	$94,054
Investments in FMPs	—	29,911
Investment in fixed deposit	9,408	9,577

Total	$92,974	$133,542

Note:

(1)	Marketable securities represent short term investments made principally for the purpose of earning dividend income.

7.	Trade receivables

Trade receivables consist of the following:

	As at
	June 30, 2015	March 31, 2015
Trade receivables	$59,854	$61,104
Allowances for doubtful trade receivables	(5,556)	(5,336)

Total	$54,298	$55,768

The movement in the allowances for doubtful trade receivables is as follows:

	Three months ended June 30,
	2015	2014
Balance at the beginning of the period	$5,336	$4,999
Charged to operations	383	325
Write-off	(46)	(134)
Reversal	(328)	(68)
Translation adjustment	211	82

Balance at the end of the period	$5,556	$5,204

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

8.	Prepayment and other assets

Prepayment and other assets consist of the following:

	As at
	June 30, 2015	March 31, 2015
Current:
Service tax and other tax receivables	$7,011	$5,971
Deferred transition cost	151	132
Employee receivables	1,176	1,103
Advances to suppliers	867	697
Prepaid expenses	6,339	5,048
Other assets	5,375	3,807

Total	$20,919	$16,758

Non-current:
Deposits	$6,319	$6,476
Non-current tax assets	5,127	4,873
Service tax and other tax receivables	4,604	4,581
Deferred transition cost	50	117
Others	1,300	1,566

Total	$17,400	$17,613

9.	Goodwill

The movement in goodwill balance by reportable segment as at June 30, 2015 and March 31, 2015 is as follows:

		WNS
	WNS	Auto
	Global BPM	Claims BPM	Total
Balance as at April 1, 2014	$51,306	$34,348	$85,654
Goodwill arising from business combination of iSoftStone assets and the workforce (See Note 4b)	144	—	144
Foreign currency translation	(2,931)	(3,809)	(6,740)
Balance as at March 31, 2015	$48,519	$30,539	$79,058
Goodwill arising from business combination of Telkom contract and the related workforce (See Note 4a)	1,178	—	1,178
Foreign currency translation	(498)	1,953	1,455

Balance as at June 30, 2015	$49,199	$32,492	$81,691

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

10.	Intangible assets

The changes in the carrying value of intangible assets for the year ended March 31, 2015 are as follows:

			Intellectual		Covenant
Gross carrying value	Customer contracts	Customer relationship	property rights	Leasehold benefits	not-to- compete	Software	Total
Balance as at April 1, 2014	$162,556	$65,399	$5,139	$1,835	$361	$10,823	$246,113

Additions	—	—	—	—	—	2,207	2,207
Translation adjustments	(3,803)	(1,471)	(570)	—	(29)	(619)	(6,492)

Balance as at March 31, 2015	$158,753	$63,928	$4,569	$1,835	$332	$12,411	$241,828

Accumulated amortization
Balance as at April 1, 2014	$119,435	$49,496	$5,139	$1,835	$361	$2,625	$178,891
Amortization	16,153	5,720	—	—	—	2,319	24,192
Translation adjustments	(2,397)	(1,307)	(570)	—	(29)	(226)	(4,529)

Balance as at March 31, 2015	$133,191	$53,909	$4,569	$1,835	$332	$4,718	$198,554

Net carrying value as at March 31, 2015	$25,562	$10,019	$—	$—	$—	$7,693	$43,274

The changes in the carrying value of intangible assets for the three months ended June 30, 2015 are as follows:

			Intellectual		Covenant
Gross carrying value	Customer contracts	Customer relationship	property rights	Leasehold benefits	not-to- compete	Software	Total
Balance as at April 1, 2015	$158,753	$63,928	$4,569	$1,835	$332	$12,411	$241,828
Additions	—	—	—	—	—	3,778	3,778
On business combination	2,990	—	—	—	—	—	2,990
Translation adjustments	(1,395)	387	(2,734)	3,026	15	(98)	(799)

Balance as at June 30, 2015	$160,348	$64,315	$1,835	$4,861	$347	$16,091	$247,797

Accumulated amortization
Balance as at April 1, 2015	$133,191	$53,909	$4,569	$1,835	$332	$4,718	$198,554
Amortization	4,004	1,426	—	—	—	742	6,172
Translation adjustments	(999)	397	(2,734)	3,026	15	(34)	(329)

Balance as at June 30, 2015	$136,196	$55,732	$1,835	$4,861	$347	$5,426	$204,397

Net carrying value as at June 30, 2015	$24,152	$8,583	$—	$—	$—	$10,665	$43,400

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

11.	Property and equipment

The changes in the carrying value of property and equipment for the year ended March 31, 2015 are as follows:

Gross carrying value	Buildings	Computers and software	Furniture, fixtures and office equipment	Vehicles	Leasehold improvements	Total
Balance as at April 1, 2014	$10,623	$68,112	$56,679	$488	$47,174	$183,076
Additions	—	7,033	7,367	209	7,782	22,391
On business combination of iSoftStone assets and the workforce (See Note 4b)	—	98	51	—	—	149
Disposal/Retirements/Adjustments	—	(3,292)	(2,596)	(221)	(3,160)	(9,269)
Translation adjustments	(218)	(4,436)	(2,860)	(21)	(2,438)	(9,973)

Balance as at March 31, 2015	$10,405	$67,515	$58,641	$455	$49,358	$186,374

Accumulated depreciation
Balance as at April 1, 2014	$2,769	$60,350	$45,427	$457	$34,482	$143,485
Depreciation	526	4,403	4,771	71	4,616	14,387
Disposal/Retirements/Adjustments	—	(2,901)	(2,524)	(221)	(3,152)	(8,798)
Translation adjustments	(63)	(3,784)	(2,277)	(18)	(1,630)	(7,772)

Balance as at March 31, 2015	$3,232	$58,068	$45,397	$289	$34,316	$141,302

Capital work-in-progress						3,158

Net carrying value as at March 31, 2015						$48,230

The changes in the carrying value of property and equipment for the three months ended June 30, 2015 are as follows:

			Furniture,
		Computers	fixtures and
		and	office		Leasehold
Gross carrying value	Buildings	software	equipment	Vehicles	improvements	Total
Balance as at April 1, 2015	$10,405	$67,515	$58,641	$455	$49,358	$186,374
Additions	—	1,009	793	30	520	2,352
Disposal/Retirements	—	(936)	(197)	—	(17)	(1,150)
Translation adjustments	(82)	274	(618)	(9)	(578)	(1,013)

Balance as at June 30, 2015	$10,323	$67,862	$58,619	$476	$49,283	$186,563

Accumulated depreciation

Balance as at April 1, 2015	$3,232	$58,068	$45,397	$289	$34,316	$141,302
Depreciation	129	1,295	1,231	19	1,189	3,863
Disposal/Retirements	—	(944)	(196)	—	(16)	(1,156)
Translation adjustments	(25)	329	(497)	(5)	(464)	(662)

Balance as at June 30, 2015	$3,336	$58,748	$45,935	$303	$35,025	$143,347

Capital work-in-progress						4,689

Net carrying value as at June 30, 2015						$47,905

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

12.	Loans and borrowings

Short-term line of credit

The Company’s Indian subsidiary, WNS Global Services Private Limited (“WNS Global”), has secured and unsecured lines of credit with banks amounting to $60,629. As at June 30, 2015, there was no amount utilized (March 31, 2015: $ 11,823) from these lines of credit.

The Company has also established a line of credit in the UK amounting to £9,880 ($15,535 based on the exchange rate on June 30, 2015). As at June 30, 2015, there was no outstanding amount (March 31, 2015: $1,058) under the said facility.

Further the Company has also established a line of credit in South Africa amounting to ZAR 30,000 ($ 2,444 based on the exchange rate on June 30, 2015). There was no outstanding balance (March 31, 2015: $ Nil) as at June 30, 2015.

Long-term debt

The long-term loans and borrowings consist of the following:

	As at
	June 30, 2015		March 31, 2015
Interest rate	Foreign currency	Total	Foreign Currency	Total
3M USD LIBOR + 3.1%	$—	1,998	$—	6,990
Bank of England base rate + 2.25%	£3,952	6,214	£3,952	5,838

		$8,212		$12,828

Current portion of long term debt	—	$8,212	—	$12,828

Long term debt	—	—	—	—

The Company has pledged trade receivables, other financial assets, property and equipment with a carrying amount of $149,668 and $149,670 as at June 30, 2015 and March 31, 2015, respectively, as collateral for the aforesaid borrowings. In addition, the facility agreements for the aforesaid borrowings contain certain restrictive covenants on the indebtedness of the Company, total borrowings to tangible net worth ratio, total borrowings to EBITDA ratio and a minimum interest coverage ratio. As at June 30, 2015 the Company was in compliance with all of the covenants.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

13.	Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by class as at June 30, 2015 are as follows:

Financial assets

	Loans and receivables	Financial assets at FVTPL	Derivatives designated as cash flow hedges (carried at fair value)	Available for sale	Total carrying value	Total fair value
Cash and cash equivalents	$42,265	$—	$—	$—	$42,265	$42,265
Bank deposits and marketable securities	9,408	—	—	83,566	92,974	92,974
Trade receivables	54,298	—	—	—	54,298	54,298
Unbilled revenue	47,521	—	—	—	47,521	47,521
Funds held for clients	11,947	—	—	—	11,947	11,947
Prepayments and other assets(1)	4,862	—	—	—	4,862	4,862
Other non-current assets(2)	6,319	—	—	—	6,319	6,319
Derivative assets	—	1,317	14,449	—	15,766	15,766

Total carrying value	$176,620	$1,317	$14,449	$83,566	$275,952	$275,952

Financial liabilities

	Financial liabilities at FVTPL	Derivatives designated as cash flow hedges (carried at fair value)	Financial liabilities at amortized cost	Total carrying value	Total fair value
Trade payables	$—	$—	$24,793	$24,793	$24,793
Current portion of long term debt	—	—	8,212	8,212	8,212
Other employee obligations(3)	—	—	24,671	24,671	24,671
Provision and accrued expenses(4)	—	—	26,878	26,878	26,878
Other liabilities(5)	—	—	5,612	5,612	5,612
Derivative liabilities	3,149	3,052	—	6,201	6,201

Total carrying value	$3,149	$3,052	$90,166	$96,367	$96,367

Notes:

(1)	Excluding non-financial assets $16,057.
(2)	Excluding non-financial assets $11,081.
(3)	Excluding non-financial liabilities $11,760.
(4)	Excluding non-financial liabilities $74.
(5)	Excluding non-financial liabilities $9,847.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The carrying value and fair value of financial instruments by class as at March 31, 2015 are as follows:

Financial assets

	Loans and receivables	Financial assets at FVTPL	Derivatives designated as cash flow hedges (carried at fair value)	Available for sale	Total carrying value	Total fair Value
Cash and cash equivalents	$32,448	$—	$—	$—	$32,448	$32,448
Bank deposits and marketable securities	9,577	—	—	94,054	103,631	103,631
Trade receivables	55,768	—	—	—	55,768	55,768
Unbilled revenue	39,675	—	—	—	39,675	39,675
Funds held for clients	12,737	—	—	—	12,737	12,737
Prepayments and other assets(1)	3,161	—	—	—	3,161	3,161
Investment in FMPs	—	29,911	—	—	29,911	29,911
Other non-current assets(2)	6,476	—	—	—	6,476	6,476
Derivative assets	—	2,274	27,593	—	29,867	29,867

Total carrying value	$159,842	$32,185	$27,593	$94,054	$313,674	$313,674

Financial liabilities

	Financial liabilities at FVTPL	Derivatives designated as cash flow hedges (carried at fair value)	Financial liabilities at amortized cost	Total carrying value	Total fair value
Trade payables	$—	$—	$22,706	$22,706	$22,706
Current portion of long term debt	—	—	12,828	12,828	12,828
Short term line of credit	—	—	12,881	12,881	12,881
Other employee obligations(3)	—	—	36,290	36,290	36,290
Provision and accrued expenses(4)	—	—	24,869	24,869	24,869
Other liabilities(5)	—	—	304	304	304
Derivative liabilities	791	1,383	—	2,174	2,174

Total carrying value	$791	$1,383	$109,878	$112,052	$112,052

Notes:

(1)	Excluding non-financial assets $13,597.
(2)	Excluding non-financial assets $11,137.
(3)	Excluding non-financial liabilities $10,203.
(4)	Excluding non-financial liabilities $753.
(5)	Excluding non-financial liabilities $9,644.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements or similar agreements as at June 30, 2015 are as follows:

	Gross amounts of	Gross amounts of recognized financial liabilities offset in the	Net amounts of financial assets presented in	Related amount not set off in financial instruments
Description of types of financial assets	recognized financial assets	statement of financial position	the statement of financial position	Financial instruments	Cash collateral received	Net amount

Derivative assets	$15,766	$—	$15,766	$(4,349)	$—	$11,417

Total	$15,766	$—	$15,766	$(4,349)	$—	$11,417

	Gross amounts of	Gross amounts of recognized financial assets offset in the	Net amounts of financial liabilities presented in	Related amount not set off in financial instruments
Description of types of financial liabilities	recognized financial liabilities	statement of financial position	the statement of financial position	Financial instruments	Cash collateral pledged	Net amount

Derivative liabilities	$6,201	$—	$6,201	$(4,349)	$—	$1,852

Total	$6,201	$—	$6,201	$(4,349)	$—	$1,852

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements or similar agreements as at March 31, 2015 are as follows:

	Gross amounts of	Gross amounts of recognized financial liabilities offset in the	Net amounts of financial assets presented in	Related amount not set off in financial instruments
Description of types of financial assets	recognized financial assets	statement of financial position	the statement of financial position	Financial instruments	Cash collateral received	Net amount

Derivative assets	$29,867	$—	$29,867	$(1,670)	$—	$28,197

Total	$29,867	$—	$29,867	$(1,670)	$—	$28,197

	Gross amounts of	Gross amounts of recognized financial assets offset in the	Net amounts of financial liabilities presented in	Related amount not set off in financial instruments
Description of types of financial liabilities	recognized financial liabilities	statement of financial position	the statement of financial position	Financial instruments	Cash collateral pledged	Net amount

Derivative liabilities	$2,174	$—	$2,174	$(1,670)	$—	$504

Total	$2,174	$—	$2,174	$(1,670)	$—	$504

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Fair value hierarchy

The following is the hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 — other techniques for which all inputs have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3 — techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The assets and liabilities measured at fair value on a recurring basis as at June 30, 2015 are as follows:

		Fair value measurement at reporting date using
Description	As at June 30, 2015	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Financial assets at FVTPL
Foreign exchange contracts	$1,317	$—	$1,317	$—
Investment in FMPs	—	—	—	—
Financial assets at fair value through other comprehensive income
Foreign exchange contracts	14,449	—	14,449	—
Investments available for sale	83,566	83,566	—	—

Total assets	$99,332	$83,566	$15,766	$—

Liabilities
Financial liabilities at FVTPL
Foreign exchange contracts	$3,149	$—	$3,149	$—
Financial liabilities at fair value through other comprehensive income
Foreign exchange contracts	3,052	—	3,052	—

Total liabilities	$6,201	$—	$6,201	$—

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The assets and liabilities measured at fair value on a recurring basis as at March 31, 2015 are as follows:-

		Fair value measurement at reporting date using
Description	As at March 31, 2015	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Financial assets at FVTPL
Foreign exchange contracts	$2,274	$—	$2,274	$—
Investment in FMPs	29,911	29,911	—	—
Financial assets at fair value through other comprehensive income
Foreign exchange contracts	27,593	—	27,593	—
Investments available for sale	94,054	94,054	—	—

Total assets	$153,832	$123,965	$29,867	$—

Liabilities
Financial liabilities at FVTPL
Foreign exchange contracts	$791	$—	$791	$—
Financial liabilities at fair value through other comprehensive income
Foreign exchange contracts	1,383	—	1,383	—

Total liabilities	$2,174	$—	$2,174	$—

The fair value is estimated using discounted cash flow approach which involves assumptions and judgments regarding risk characteristics of the instruments, discount rates, future cash flows and foreign exchange spot and forward premium rates. During the three months ended June 30, 2015 and the year ended March 31, 2015, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

Derivative financial instruments

The primary risks managed by using derivative instruments are foreign currency exchange risk and interest rate risk. Forward and option contracts up to 24 months on various foreign currencies are entered into to manage the foreign currency exchange rate risk on forecasted revenue denominated in foreign currencies and monetary assets and liabilities held in non-functional currencies. The Company’s primary exchange rate exposure is to the US dollar, pound sterling and the Indian rupee. For derivative instruments which qualify for cash flow hedge accounting, the Company records the effective portion of gain or loss from changes in the fair value of the derivative instruments in other comprehensive income (loss), which is reclassified into earnings in the same period during which the hedged item affects earnings. Derivative instruments qualify for hedge accounting when (i) the instrument is designated as a hedge; (ii) the hedged item is specifically identifiable and exposes the Company to risk; and (iii) it is expected that a change in fair value of the derivative instrument and an opposite change in the fair value of the hedged item will have a high degree of correlation. Determining the high degree of correlation between the change in fair value of the hedged item and the derivative instruments involves significant judgment including the probability of the occurrence of the forecasted transaction. When it is probable that a forecasted transaction will not occur, the Company discontinues hedge accounting and recognizes immediately in the consolidated statement of income, the gains and losses attributable to such derivative instrument that were accumulated in other comprehensive income (loss).

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The following table presents the notional values of outstanding foreign exchange forward contracts and foreign exchange option contracts:

	As at
	June 30, 2015	March 31, 2015
Forward contracts (Sell)
In US dollars	$197,599	$168,315
In United Kingdom Pound Sterling	173,368	141,693
In Euro	9,914	9,745
In Australian dollars	23,486	25,065
Others	10,563	13,887

	$414,930	$358,705

Option contracts (Sell)
In US dollars	$55,734	$79,898
In United Kingdom Pound Sterling	113,576	106,767
In Euro	8,041	7,697
In Australian dollars	19,051	19,462
Others	3,188	3,342

	$199,590	$217,166

The amount of gain/ (loss) reclassified from other comprehensive income into consolidated statement of income in respective line items for the three months ended June 30, 2015 and 2014 are as follows:

	Three months ended June 30,
	2015	2014
Revenue	$1,913	$(158)
Foreign exchange loss, net	1,807	(460)
Income tax related to amounts reclassified into statement of income	(1,281)	192

Total	$2,439	$(426)

As at June 30, 2015, the gain amounting to $6,447 on account of cash flow hedges is expected to be reclassified from other comprehensive income into statement of income over a period of 24 months.

Due to the discontinuation of cash flow hedge accounting on account of non-occurrence of original forecasted transactions by the end of the originally specified time period, the Company recognized in the consolidated statement of income for the three months ended June 30, 2015 and 2014 of loss of $95 and a gain of $99, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

14.	Employee benefits

Pension and other employee obligations consist of the following:

	As at
	June 30, 2015	March 31, 2015
Current:
Salaries and bonus	$24,671	$36,290
Pension	713	496
Withholding taxes on salary and statutory payables	4,358	3,638

Total	$29,742	$40,424

Non-current:

Pension	$6,689	$6,069

15.	Provisions and accrued expenses

Provisions and accrued expenses consist of the following:

	As at
	June 30, 2015	March 31, 2015
Provisions	$74	$753
Accrued expenses	26,878	24,869

Total	$26,952	$25,622

A summary of activity for provision is as follows:

	As at
	June 30, 2015	March 31, 2015
Balance at the beginning of the period / year	$753	$693
Additional provision	—	754
Provision used	(683)	(692)
Translation adjustments	4	(2)

Balance at the end of the period / year	$74	$753

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

16.	Deferred revenue

Deferred revenue consists of the following:

	As at
	June 30, 2015	March 31, 2015
Current:
Payments in advance of services	$468	$600
Advance billings	1,870	2,384
Others	195	897

Total	$2,533	$3,881

	As at
	June 30, 2015	March 31, 2015
Non-current:
Payments in advance of services	$202	$220
Advance billings	45	163
Others	18	19

Total	$265	$402

17.	Other liabilities

Other liabilities consist of the following:

	As at
	June 30, 2015	March 31, 2015
Current:
Withholding taxes and value added tax payable	$4,729	$3,989
Deferred rent	729	806
Purchase consideration payable (Refer Note 4(a))	3,313	—
Other liabilities	2,524	1,136

Total	$11,295	$5,931

Non-current:
Deferred rent	$3,758	$3,601
Other liabilities	406	416

Total	$4,164	$4,017

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

18.	Share capital

As at June 30, 2015, the authorized share capital was £6,100 divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. The Company had 52,100,236 ordinary shares outstanding as at June 30, 2015. There were no preferred shares outstanding as at June 30, 2015.

As at March 31, 2015, the authorized share capital was £6,100 divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. The Company had 51,950,662 ordinary shares outstanding as at March 31, 2015. There were no preferred shares outstanding as at March 31, 2015.

In March 2015, the Company’s shareholders authorized a share repurchase program of up to 1.1 million of the Company’s American Depositary Shares (ADSs), each representing one ordinary share, at a price range of $10 to $30 per ADS. Pursuant to the terms of the repurchase program, the Company’s ADSs may be purchased in the open market from time to time for a period of 12 months from April 1, 2015. The shares underlying the repurchased ADSs will be held as treasury stock.

During the three months ended June 30, 2015, the Company purchased 770,000 ADSs in the open market for a total consideration of $ 20,671 (including transaction cost of $ 43). The shares underlying these purchased ADSs are recorded as treasury stock.

19.	Expenses by nature

Expenses by nature consist of the following:

	Three months ended June 30,
	2015	2014
Employee cost	$71,301	$66,164
Repair payments	7,649	8,941
Facilities cost	16,802	17,456
Depreciation	3,863	3,605
Legal and professional expenses	3,236	3,662
Travel expenses	4,283	3,870
Others	7,144	6,406

Total cost of revenue, selling and marketing and general and administrative expenses	$114,278	$110,104

20.	Finance expense

Finance expense consists of the following:

	Three months ended June 30,
	2015	2014
Interest expense	$101	$452
Debt issue cost	11	23

Total	$112	$475

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

21.	Other income, net

Other income, net consists of the following:

	Three months ended June 30,
	2015	2014
Interest and dividend on marketable securities	$1,638	$1,175
Net gain arising on financial assets designated as FVTPL	41	1,284
Others, net	482	619

Total	$2,161	$3,078

22.	Share-based payments

The Company has two share-based incentive plans, the 2002 Stock Incentive Plan adopted on July 1, 2002 and the 2006 Incentive Award Plan adopted on June 1, 2006, as amended and restated in February 2009 and September 2011 (collectively referred to as the “Plans”). Under the Plans, share based options may be granted to eligible participants. Options are generally granted for a term of ten years and have a graded vesting period of up to four years. The Company settles employee share-based option exercises with newly issued ordinary shares. As at June 30, 2015, the Company had 588,535 ordinary shares available for future grants.

Share-based compensation expense is as follows:

	Three months ended June 30,
	2015	2014
Share-based compensation expense recorded in
Cost of revenue	$557	$422
Selling and marketing expenses	532	190
General and administrative expenses	2,625	1,612

Total share-based compensation expense	$3,714	$2,224

Upon exercise of share options and RSUs, the Company issued 149,574 and 131,438 shares, respectively, for the three months ended June 30, 2015 and 2014, respectively

23.	Income taxes

The domestic and foreign source component of profit/ (loss) before income taxes is as follows:

	Three months ended June 30,
	2015	2014
Domestic	$(939)	$(1,154)
Foreign	18,423	17,252

Profit before income taxes	$17,484	$16,098

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The Company’s provision for income taxes consists of the following:

	Three months ended June 30,
	2015	2014
Current taxes
Domestic taxes	$—	$—
Foreign taxes	3,750	3,573

	$3,750	$3,573

Deferred taxes
Domestic taxes	—	—
Foreign taxes	972	456

	972	456

	$4,722	$4,029

Domestic taxes are nil as there are no statutory taxes applicable in Jersey, Channel Islands. Foreign taxes are based on applicable tax rates in each subsidiary’s jurisdiction.

Provision (credit) for income taxes has been allocated as follows:

	Three months ended June 30,
	2015	2014
Income taxes on profit	$4,722	$4,029
Income taxes on other comprehensive income
Unrealized gain on cash flow hedging derivatives	(4,116)	23
Income taxes recognized in equity
Excess tax deductions related to share based options and RSUs	(113)	(23)

Total income taxes	$493	$(4,029)

The Company has a delivery center located in Gurgaon, India registered under the Special Economic Zone (“SEZ”) scheme that is eligible for 50% income tax exemption from fiscal 2013 to fiscal 2022. In fiscal 2012, the Company started operations in its delivery centers in Pune, Mumbai and Chennai, India, registered under the SEZ scheme that are eligible for 100% income tax exemption until fiscal 2016 and 50% income tax exemption from fiscal 2017 to fiscal 2026. During fiscal 2015, the Company started its operations in new delivery centers in Gurgaon and Pune, India registered under the SEZ scheme that are eligible for 100% income tax exemption until fiscal 2019, and 50% income tax exemption from fiscal 2020 to fiscal 2029. The Government of India, pursuant to the Indian Finance Act, 2011, has also levied a minimum alternate tax (“MAT”) on the book profits earned by the SEZ units at the prevailing rate which is currently 21.34%. The Company’s operations in Costa Rica are eligible for a 100% income tax exemption until fiscal 2017 and 50% income tax exemption from fiscal 2018 to fiscal 2021. The Company’s operations in Philippines located in Eastwood Avenue, Manila were eligible for tax exemptions until fiscal 2015. During fiscal 2013, the Company started its operations in new delivery center in Philippines located in Techno Plaza II, Manila which is eligible for tax exemption until fiscal 2017. The Government of Sri Lanka has exempted the profits earned from export revenue from tax, which enables the Company’s Sri Lankan subsidiary to continue to claim a tax exemption.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

From time to time, the Company receives orders of assessment from the Indian tax authorities assessing additional taxable income on the Company and/or its subsidiaries in connection with their review of their tax returns. The Company currently has orders of assessment outstanding for various years through fiscal 2012, which assess additional taxable income that could in the aggregate give rise to an estimated $47,560 in additional taxes, including interest of $16,851. These orders of assessment allege that the transfer prices the Company applied to certain of the international transactions between WNS Global and its other wholly-owned subsidiaries were not on arm’s length terms, disallow a tax holiday benefit claimed by the Company, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global. The Company has appealed against these orders of assessment before higher appellate authorities.

In addition, the Company has orders of assessment pertaining to similar issues that have been decided in favor of the Company by first level appellate authorities, vacating the tax demands of $39,132 in additional taxes, including interest of $12,149. The income tax authorities have filed appeals against these orders with higher appellate authorities.

Uncertain tax positions are reflected at the amount likely to be paid to the taxation authorities. A liability is recognized in connection with each item that is not probable of being sustained on examination by taxing authority. The liability is measured using single best estimate of the most likely outcome for each position taken in the tax return. Thus the provision would be the aggregate liability in connection with all uncertain tax positions. As at June 30, 2015, the Company has provided a tax reserve of $14,219 primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation.

Based on the facts of these cases, the nature of the tax authorities’ disallowances and the orders from first level appellate authorities deciding similar issues in favor of the Company in respect of assessment orders for earlier fiscal years and after consultation with the Company’s external tax advisors, the Company believe these orders are unlikely to be sustained at the higher appellate authorities. The Company has deposited $11,920 of the disputed amounts with the tax authorities and may be required to deposit the remaining portion of the disputed amounts with the tax authorities pending final resolution of the respective matters.

Others

On March 21, 2009, the Company received an assessment order from the Indian service tax authority, demanding payment of $5,459 of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPM services provided by the Company to clients based abroad as the export proceeds are repatriated outside India by the Company. In response to the appeal filed by the Company with the appellate tribunal against the assessment order in April 2009, the appellate tribunal has remanded the matter back to lower tax authorities to be adjudicated afresh. After consultation with Indian tax advisors, the Company believes this order of assessment is more likely than not to be upheld in favor of the Company. The Company intends to continue to vigorously dispute the assessment.

24.	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended June 30,
	2015	2014
Numerator:
Profit	$12,762	$12,069
Denominator:
Basic weighted average ordinary shares outstanding	51,809,070	51,404,351
Dilutive impact of equivalent stock options and RSUs	1,665,617	1,493,194
Diluted weighted average ordinary shares outstanding	53,474,687	52,897,545

The computation of earnings per ordinary share (“EPS”) was determined by dividing profit by the weighted average ordinary shares outstanding during the respective periods.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

25.	Subsidiaries

The following is a list of subsidiaries of WNS as at June 30, 2015:

Direct subsidiaries	Step subsidiaries	Place of incorporation
WNS Global Services Netherlands Cooperative U.A.		The Netherlands
	WNS Global Services Philippines Inc.	Philippines
	WNS Global Services (Romania) S.R.L.	Romania
WNS North America Inc.		Delaware, USA
	WNS Business Consulting Services Private Limited	India
	WNS Global Services Inc.	Delaware, USA
	WNS BPO Services Costa Rica, S.R.L	Costa Rica
WNS Global Services (UK) Limited		United Kingdom
	WNS Workflow Technologies Limited	United Kingdom
	Accidents Happen Assistance Limited	United Kingdom
	WNS Global Services SA (Pty) Ltd.	South Africa
	WNS Legal Assistance LLP(2)	United Kingdom
WNS (Mauritius) Limited		Mauritius
	WNS Capital Investment Limited	Mauritius
	WNS Customer Solutions (Singapore) Private Limited	Singapore
	WNS Customer Solutions (Private) Limited	Sri Lanka
	WNS Global Services (Australia) Pty Ltd	Australia
	Business Applications Associates Beijing Limited	China
	WNS Global Services Private Limited(1)	India
	WNS Global Services (Private) Limited	Sri Lanka
	WNS Global Services (Dalian) Co. Ltd.	China

Notes:

(1)	WNS Global Services Private Limited is being held jointly by WNS (Mauritius) Limited and WNS Customer Solutions (Singapore) Private Limited. The percentage of holding for WNS (Mauritius) Limited is 80% and for WNS Customer Solutions (Singapore) Limited is 20%.
(2)	All the above subsidiaries are wholly owned except WNS Legal Assistance LLP, a limited liability partnership, organized under the laws of England and Wales in November 2014. WNS Legal Assistance LLP was incorporated to provide legal and professional services for our Auto Claims BPM (as defined in Note 26) segment in the UK. WNS Legal Assistance LLP is 80% owned by WNS Global Services (UK) Limited and 20% owned by Prettys.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

26.	Operating segments

The Company has several operating segments based on a mix of industry and the types of services. The composition and organization of these operating segments currently is designed in such a way that the back office shared processes, i.e. the horizontal structure, delivers service to industry specific back office and front office processes i.e. the vertical structure. These structures represent a matrix form of organization structure, accordingly operating segments have been determined based on the core principle of segment reporting in accordance with IFRS 8 “Operating segments” (“IFRS 8”). These operating segments include travel, insurance, banking and financial services, healthcare, utilities, retail and consumer products groups, auto claims and others. The Company believes that the business process management services that it provides to customers in industries other than auto claims such as travel, insurance, banking and financial services, healthcare, utilities, retail and consumer products groups and others that are similar in terms of services, service delivery methods, use of technology, and long-term gross profit and hence meet the aggregation criteria in accordance with IFRS 8. WNS Assistance and Accidents Happen Assistance Limited (which constitutes WNS Auto Claims BPM), which provide automobile claims handling services, do not meet the aggregation criteria. Accordingly, the Company has determined that it has two reportable segments “WNS Global BPM” and “WNS Auto Claims BPM”.

The Chief Operating Decision Maker (“CODM”) has been identified as the Group Chief Executive Officer. The CODM evaluates the Company’s performance and allocates resources based on revenue growth of vertical structure.

In order to provide accident management services, the Company arranges for the repair through a network of repair centers. Repair costs paid to automobile repair centers are invoiced to customers and recognized as revenue except the cases where the Company has concluded that it is not the principal in providing claims handling services and hence it would be appropriate to record revenue from repair services on a net basis i.e. net of repair cost. The Company uses revenue less repair payments for “Fault” repairs as a primary measure to allocate resources and measure segment performance. Revenue less repair payments is a non-GAAP measure which is calculated as (a) revenue less (b) in the Company’s auto claims business, payments to repair centers for “Fault” repair cases where the Company acts as the principal in its dealings with the third party repair centers and its clients. For “Non-fault repairs”, revenue including repair payments is used as a primary measure. As the Company provides a consolidated suite of accident management services including credit hire and credit repair for its “Non-fault” repairs business, the Company believes that measurement of that line of business has to be on a basis that includes repair payments in revenue.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The segment results for the three months ended June 30, 2015 are as follows:

	Three months ended June 30, 2015
	WNS Global BPM	WNS Auto Claims BPM	Inter segments*	Total
Revenue from external customers	$120,691	$13,441	$—	$134,132
Segment revenue	$120,761	$13,441	$(70)	$134,132
Payments to repair centers	—	7,649	—	7,649

Revenue less repair payments	120,761	5,792	(70)	126,483
Depreciation	3,782	81		3,863
Other costs	91,736	5,633	(70)	97,299

Segment operating profit	25,243	78	—	25,321
Other income, net	(1,978)	(183)	—	(2,161)
Finance expense	112		—	112

Segment profit before income taxes	27,109	261	—	27,370
Provision for income taxes	4,649	73	—	4,722

Segment profit	22,460	188	—	22,648
Amortization of intangible assets				6,172
Share based compensation expense				3,714

Profit				$12,762

Addition to non-current assets	$10,194	$349	$—	$10,543
Total assets, net of elimination	349,365	150,449	—	499,814
Total liabilities, net of elimination	$55,148	$71,130	$—	$126,278

*	Transactions between inter segments represent invoices raised by WNS Global BPM on WNS Auto Claims BPM for business process management services rendered by the former to latter.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The segment results for the three months ended June 30, 2014 are as follows:

	Three months ended June 30, 2014
	WNS Global BPM	WNS Auto Claims BPM	Inter segments*	Total
Revenue from external customers	$113,157	$17,847	$—	$131,004
Segment revenue	$113,212	$17,847	$(55)	$131,004
Payments to repair centers	—	8,941	—	8,941

Revenue less repair payments	113,212	8,906	(55)	122,063
Depreciation	3,487	118	—	3,605
Other costs	90,225	6,469	(55)	96,639

Segment operating profit	19,500	2,319	—	21,819
Other income, net	(2,931)	(147)	—	(3,078)
Finance expense	475	—	—	475

Segment profit before income taxes	21,956	2,466	—	24,422
Provision for income taxes	3,539	490	—	4,029

Segment profit	18,417	1,976	—	20,393
Amortization of intangible assets				6,100
Share based compensation expense				2,224

Profit				$12,069

Addition to non-current assets	$2,908	$236	$—	$3,144
Total assets, net of elimination	412,181	131,858		544,039
Total liabilities, net of elimination	$154,506	$49,097	$—	$203,603

*	Transactions between inter segments represent invoices raised by WNS Global BPM on WNS Auto Claims BPM for business process management services rendered by the former to latter.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

External Revenue

Revenues from the geographic segments are based on domicile of the customer. The Company’s external revenue by geographic area is as follows:

	Three months ended June 30,
	2015	2014
Jersey, Channel Islands	$—	$—
UK	64,308	71,320
US	35,976	33,609
Europe (excluding UK)	8,898	7,064
South Africa	6,640	4,894
Australia	9,196	6,880
Rest of the world	9,114	7,237

Total	$134,132	$131,004

27.	Commitment and Contingencies

Leases

The Company has entered into various non-cancelable operating lease agreements for certain delivery centers and offices with original lease periods expiring between 2015 and 2028. The details of future minimum lease payments under non-cancelable operating leases as at June 30, 2015 are as follows:

Future minimum lease payments
Less than 1 year	$18,371
1-3 years	28,355
3-5 years	18,062
More than 5 years	32,077

Total minimum lease payments	$96,865

Rental expenses were $ 6,253 and $ 6,062 for the three months ended June 30, 2015 and 2014, respectively.

Capital commitments

As at June 30, 2015 and March 31, 2015, the Company had committed to spend approximately $ 6,093 and $3,107, respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Bank guarantees and others

Certain subsidiaries of the Company hold bank guarantees aggregating $860 and $895 as at June 30, 2015 and March 31, 2015, respectively. These guarantees have a remaining expiry term ranging from one to five years.

Restricted time deposits placed with bankers as security for guarantees given by them to regulatory authorities aggregating $383 and $510 as at June 30, 2015 and March 31, 2015, respectively, are included in other current assets. These deposits represent cash collateral against bank guarantees issued by the banks on behalf of the Company to third parties.

Contingencies

In the ordinary course of business, the Company is involved in lawsuits, claims and administrative proceedings. While uncertainties are inherent in the final outcome of these matters, the Company believes, after consultation with counsel, that the disposition of these proceedings will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Part II — MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report. We urge you to carefully review and consider the various disclosures made by us in this report and in our other SEC filings, including our annual report on Form 20-F for our fiscal year ended March 31, 2015. Some of the statements in the following discussion are forward-looking statements. See “Special note regarding forward-looking statements.”

Overview

We are a leading global provider of BPM services, offering comprehensive data, voice, analytical and business transformation services with a blended onshore, nearshore and offshore delivery model. We transfer the business processes of our clients to our delivery centers, located in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, the UK and the US, with a view to offer cost savings, operational flexibility, improved quality and actionable insights to our clients. We seek to help our clients “transform” their businesses by identifying business and process optimization opportunities through technology-enabled solutions, process design improvements, analytics and improved business understanding.

We win outsourcing engagements from our clients based on our domain knowledge of their business, our experience in managing the specific processes they seek to outsource and our customer-centric approach. Our company is organized into vertical business units in order to provide more specialized focus on each of the industries that we target, to more effectively manage our sales and marketing process and to develop in-depth domain knowledge. The major industry verticals we currently target are the insurance; travel and leisure; diversified businesses including manufacturing, retail, consumer packaged goods, or CPG, media and entertainment, and telecom; utilities; consulting and professional services; banking and financial services; healthcare; and shipping and logistics industries.

Our portfolio of services includes vertical-specific processes that are tailored to address our clients’ specific business and industry practices. In addition, we offer a set of shared services that are common across multiple industries, including contact center, finance and accounting, research and analytics, technology services, legal services, and human resources outsourcing.

Although we typically enter into long-term contractual arrangements with our clients, these contracts can usually be terminated with or without cause by our clients and often with short notice periods. Nevertheless, our client relationships tend to be long-term in nature given the scale and complexity of the services we provide coupled with risks and costs associated with switching processes in-house or to other service providers. We structure each contract to meet our clients’ specific business requirements and our target rate of return over the life of the contract. In addition, since the sales cycle for offshore business process management is long and complex, it is often difficult to predict the timing of new client engagements. As a result, we may experience fluctuations in growth rates and profitability from quarter to quarter, depending on the timing and nature of new contracts. Our operating results may also differ significantly from quarter to quarter due to seasonal changes in the operations of our clients. For example, our clients in the travel and leisure industry typically experience seasonal changes in their operations in connection with the US summer holiday season, as well as episodic factors such as adverse weather conditions. Our focus, however, is on deepening our client relationships and maximizing shareholder value over the life of a client’s relationship with us.

Our revenue is generated primarily from providing business process management services. We have two reportable segments for financial statement reporting purposes — WNS Global BPM and WNS Auto Claims BPM. In our WNS Auto Claims BPM segment, we provide both “fault” and “non-fault” repairs. For “fault” repairs, we provide claims handling and repair management services, where we arrange for automobile repairs through a network of third party repair centers. In our repair management services, where we act as the principal in our dealings with the third party repair centers and our clients, the amounts which we invoice to our clients for payments made by us to third party repair centers are reported as revenue. Where we are not the principal in providing the services, we record revenue from repair services net of repair cost. See Note 2.s of the consolidated financial statements included in our annual report on Form 20-F for our fiscal year ended March 31, 2015. Since we wholly subcontract the repairs to the repair centers, we evaluate the financial performance of our “fault” repair business based on revenue less repair payments to third party repair centers, which is a non-GAAP financial measure. We believe that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process management services that we directly provide to our clients.

For our “non-fault” repairs business, we generally provide a consolidated suite of accident management services including credit hire and credit repair, and we believe that measurement of such business on a basis that includes repair payments in revenue is appropriate. Revenue including repair payments is therefore used as a primary measure to allocate resources and measure operating performance for accident management services provided in our “non-fault” repairs business. Our “non-fault” repairs business where we provide accident management services accounts for a relatively small portion of our revenue for our WNS Auto Claims BPM segment.

Revenue less repair payments is a non-GAAP financial measure which is calculated as (a) revenue less (b) in our auto claims business, payments to repair centers for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients. This non-GAAP financial information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP. Our revenue less repair payments may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

The following table reconciles our revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) for the periods indicated:

	Three months ended June 30,
	2015	2014
	(US dollars in millions)
Revenue	$134.1	$131.0
Less: Payments to repair centers(1)	7.6	8.9
Revenue less repair payments	$126.5	$122.1

Note:

1)	Consists of payments to repair centers in our auto claims business for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients.

The following table sets forth our constant currency revenue less repair payments for the periods indicated. Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments so that revenue less repair payments may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue less repair payments is presented by recalculating prior period’s revenue less repair payments denominated in currencies other than in US dollars using the foreign exchange rate used for the latest period, without taking into account the impact of hedging gains/losses. Our non-US dollar denominated revenue includes, but is not limited to, revenue denominated in pound sterling, Australian dollars, South African rand and euros.

	Three months ended June 30,
	2015	2014
	(US dollars in millions)
Constant currency revenue less repair payments	$125.0	$114.1

Global Economic Conditions

Global economic conditions have shown some signs of recovery, particularly in the US, but remain challenging as concerns remain on the sustainability of the recovery. Some key indicators of sustainable economic growth remain under pressure. Ongoing concerns over the sustainability of economic recovery in the US and its substantial debt burden, the low price of crude oil across the globe and the related implications for potential global deflation, as well as concerns of slower economic growth in the European Union, or EU, Russia, China and India, have contributed to market volatility and diminished expectations for the US, European and global economies. If countries in the Eurozone or other countries require additional financial support, if sovereign credit ratings continue to decline, or in the event of a default on sovereign debt obligations in certain countries including Greece, Argentina and Russia, yields on the sovereign debt of certain countries may continue to increase, the cost of borrowing may increase and credit may become more limited. In the US, there continue to be concerns over the failure to achieve a long term solution to the issues of government spending, the increasing US national debt and rising debt ceiling, and their negative impact on the US economy as well as concerns over potential increases in cost of borrowing and reduction in availability of credit as the US Federal Reserve ends its quantitative easing program. Further, there continue to be signs of economic weakness such as relatively high levels of unemployment in major markets including Europe and the US. Continuing conflicts and instability in various regions around the world may lead to additional acts of terrorism and armed conflict around the world, as well as the growing concerns over the sustained and drastic fall in the price of crude oil and the associated risk of global deflation which may contribute to further economic instability in the global financial markets. These economic conditions may affect our business in a number of ways. The general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Continued turbulence or uncertainty in the European, the US and the international financial markets and economies may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers. If these market conditions continue or worsen, they may limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our customers to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations.

Furthermore, a weakening of the rate of exchange for the US dollar or the pound sterling or the Australian dollar or the South African rand (in which our revenue is principally denominated) against the Indian rupee (in which a significant portion of our costs are denominated) also adversely affects our results. Fluctuations between the pound sterling, the Australian dollar, the South African rand or the Indian rupee, on the one hand, and the US dollar, on the other hand, also expose us to translation risk when transactions denominated in these currencies are translated into US dollars, our reporting currency. For example, the pound sterling depreciated against the US dollar by an average of 9.0%, the Indian rupee depreciated against the US dollar by an average of 6.0%, the Australian dollar depreciated against the US dollar by an average of 16.4%, and the South African rand depreciated against the US dollar by an average of 14.6%, for the three months ended June 30, 2015 as compared to the average exchange rate for the three months ended June 30, 2014. The depreciation of the pound sterling and Australian dollar against the US dollar negatively impacted our results of operations for the three months ended June 30, 2015, whereas the depreciation of the Indian rupee and the South African rand against the US dollar positively impacted our results of operations.

Uncertainty about current global economic conditions could also continue to increase the volatility of our share price. We cannot predict the timing or duration of an economic slowdown or the timing or strength of a subsequent economic recovery generally or in our targeted industries, including the travel and leisure and insurance industries. If macroeconomic conditions worsen or current global economic conditions continue for a prolonged period of time, we are not able to predict the impact that such worsening conditions will have on our targeted industries in general, and our results of operations specifically.

Revenue

We generate revenue by providing business process management services to our clients. The following table shows our revenue (a GAAP financial measure) and revenue less repair payments (a non-GAAP financial measure) for the periods indicated:

	Three months ended June 30,		Change
	(US dollars in millions)
	2015	2014	$	%
Revenue	$134.1	$131.0	3.1	2.4%
Revenue less repair payments	$126.5	$122.1	4.4	3.6%

Our revenue is characterized by client, industry, service type, geographic and contract type diversity, as the analysis below indicates.

Revenue by Top Clients

For the three months ended June 30, 2015 and 2014, the percentage of revenue and revenue less repair payments that we derived from our largest clients were in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments
	Three months ended June 30,		Three months ended June 30,
	2015	2014	2015	2014
Top client	11.8%	13.8%	12.5%	14.9%
Top five clients	30.7%	33.3%	32.5%	35.7%
Top ten clients	42.5%	45.2%	45.1%	48.5%
Top twenty clients	58.5%	61.9%	61.6%	66.1%

In line with our expectations, one of our top five clients by revenue contribution in fiscal 2014, an OTA client provided us with a lower volume of business in fiscal 2015. The client entered into a strategic marketing agreement with another OTA in August 2013 pursuant to which it over a period of time, from the fourth quarter of fiscal 2014 to the fourth quarter of fiscal 2015, moved their customer care and sales processes that were previously managed by us to a technology platform managed by the other OTA. As a result, the volume of business from our OTA client gradually declined during this period and fully ramped down in the first quarter of fiscal 2016. The other OTA uses several BPM vendors to manage such processes on their technology platform. We are approved as one of the other OTA’s providers of BPM services. We have managed to compete with incumbent BPM vendors for the other OTA’s business and the other OTA has become one of our large clients. There can be no assurance that we will be able to offset the loss of business from our OTA client to a significant extent or at all.

Further, we have entered into a master services agreement with an existing major client, Aviva MS, effective April 1, 2014, or the Aviva master services agreement. The Aviva master services agreement replaced our prior master services agreement, the 2008 Aviva master services agreement, with the client that was due to expire in November 2016. See “– Our Contracts – Revenue by Contract Type.” The new pricing arrangements under the new agreement resulted in lower revenue from the client in three months ended June 30, 2015 as compared to the three months ended June 30, 2014. For further details on the new pricing arrangements, see “– Our Contracts – Revenue by Contract Type.”

Revenue by Industry

We organize our company into the following industry-focused business units to provide more specialized focus on each of these industries: insurance; travel and leisure; diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom; utilities; consulting and professional services; banking and financial services; healthcare; and shipping and logistics.

For the three months ended June 30, 2015 and 2014, our revenue and revenue less repair payments were diversified across our industry-focused business units in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments
	Three months ended June 30,		Three months ended June 30,
Business Unit	2015	2014	2015	2014
Insurance	32.9%	37.4%	28.9%	33.0%
Travel and leisure	19.9%	18.9%	21.1%	20.3%
Diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom	15.6%	13.6%	16.5%	14.6%
Utilities	9.7%	8.5%	10.3%	9.1%
Consulting and professional services(1)	7.3%	7.6%	7.7%	8.1%
Banking and financial services	5.6%	6.3%	6.0%	6.7%
Healthcare	5.2%	4.6%	5.5%	4.9%
Shipping and logistics	3.8%	3.1%	4.0%	3.3%

Total	100.0%	100.0%	100.0%	100.0%

Note:

1)	We merged our public sector business unit with our consulting and professional services business unit with effect from April 1, 2015 and revenue from the public sector business unit for the three months ended June 30, 2014 has been included in the revenue and revenue less repair payments from the consulting and professional business unit for comparability.

Certain services that we provide to our clients are subject to the seasonality of our clients’ business. Accordingly, we see an increase in transaction related services within the travel and leisure industry during holiday seasons, such as during the US summer holidays (our fiscal second quarter); an increase in business in the insurance industry during the beginning and end of the fiscal year (our fiscal first and last quarters) and during the US peak winter season (our fiscal third quarter); and an increase in business in the consumer product industry during the US festive season towards the end of the calendar year when new product launches and campaigns typically happen (our fiscal third quarter).

Revenue by Service Type

For the three months ended June 30, 2015 and 2014, our revenue and revenue less repair payments were diversified across service types in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments
	Three months ended June 30,		Three months ended June 30,
Service Type	2015	2014	2015	2014
Industry-specific	31.0%	29.2%	32.8%	31.2%
Contact center	26.0%	22.3%	27.6%	24.0%
Finance and accounting	18.4%	20.0%	19.5%	21.4%
Research and analytics	12.1%	12.5%	12.8%	13.4%
Auto claims	10.0%	13.6%	4.6%	7.3%
Others(1)	2.5%	2.4%	2.7%	2.7%

Total	100.0%	100.0%	100.0%	100.0%

Note:

1)	Others includes revenue from technology services, legal services, and human resource outsourcing services.

Revenue by Geography

For the three months ended June 30, 2015 and 2014, our revenue and revenue less repair payments were derived from the following geographies (based on the location of our clients) in the proportions set forth below in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments
	Three months ended June 30,		Three months ended June 30,
Geography	2015	2014	2015	2014
UK	47.9%	54.4%	44.8%	51.1%
North America (primarily the US)	26.8%	25.7%	28.4%	27.5%
Europe (excluding the UK)	6.6%	5.4%	7.0%	5.8%
Australia	6.9%	5.3%	7.3%	5.6%
South Africa	5.0%	3.7%	5.2%	4.0%
Rest of the world	6.8%	5.5%	7.3%	6.0%

Total	100.0%	100.0%	100.0%	100.0%

Revenue by Location of Delivery Centers

For the three months ended June 30, 2015 and 2014, our revenue and revenue less repair payments were derived from the following geographies (based on the location of our delivery centers) in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments
	Three months ended June 30,		Three months ended June 30,
Location of Delivery Center	2015	2014	2015	2014
India	62.2%	63.1%	66.1%	67.7%
UK	10.6%	13.9%	5.2%	7.7%
South Africa	9.8%	7.9%	10.4%	8.5%
Philippines	7.8%	5.8%	8.2%	6.2%
Sri Lanka	2.7%	2.9%	2.9%	3.1%
Romania	2.3%	2.6%	2.4%	2.8%
United States	2.0%	1.2%	2.1%	1.3%
China(1)	1.0%	1.0%	1.0%	1.1%
Poland	0.8%	0.9%	0.8%	0.9%
Costa Rica	0.8%	0.7%	0.9%	0.7%

Total	100.0%	100.0%	100.0%	100.0%

Note:

1)	For the three months ended June 30, 2014, this includes revenue from our first China facility and through our former subcontractor’s delivery center in China. For the three months ended June 30, 2015, this includes revenue from our new China facility which became operational in October 2014, as well as our first China facility.

Our Contracts

We provide our services under contracts with our clients, which typically range from three to five years, with some being rolling contracts with no end dates. Typically, these contracts can be terminated by our clients with or without cause and with short notice periods. However, we tend to have long-term relationships with our clients given the complex and comprehensive nature of the business processes executed by us, coupled with the switching costs and risks associated with relocating these processes in-house or to other service providers.

Each client contract has different terms and conditions based on the scope of services to be delivered and the requirements of that client. Occasionally, we may incur significant costs on certain contracts in the early stages of implementation, with the expectation that these costs will be recouped over the life of the contract to achieve our targeted returns. Each client contract has corresponding service level agreements that define certain operational metrics based on which our performance is measured. Some of our contracts specify penalties or damages payable by us in the event of failure to meet certain key service level standards within an agreed upon time frame.

When we are engaged by a client, we typically transfer that client’s processes to our delivery centers over a two to six month period. This transfer process is subject to a number of potential delays. Therefore, we may not recognize significant revenue until several months after commencing a client engagement.

In the WNS Global BPM segment, we charge for our services based on the following pricing models:

1)	per full-time equivalent arrangements, which typically involve billings based on the number of full-time employees (or equivalent) deployed on the execution of the business process managed;

2)	per transaction arrangements, which typically involve billings based on the number of transactions processed (such as the number of e-mail responses, or airline coupons or insurance claims processed);

3)	fixed-price arrangements, which typically involve billings based on achievements of pre-defined deliverables or milestones;

4)	outcome-based arrangements, which typically involve billings based on the business result achieved by our clients through our service efforts (such as measured based on a reduction in days sales outstanding, an improvement in working capital, an increase in collections or a reduction in operating expenses); or

5)	other pricing arrangements, including cost-plus arrangements, which typically involve billing the contractually agreed direct and indirect costs and a fee based on the number of employees deployed under the arrangement.

Apart from the above-mentioned pricing methods, a small portion of our revenue comprises reimbursements of out-of-pocket expenses incurred by us in providing services to our clients.

Outcome-based arrangements are examples of non-linear pricing models where revenue from platforms and solutions and the services we provide are linked to usage or savings by clients rather than the efforts deployed to provide these services. We intend to focus on increasing our service offerings that are based on non-linear pricing models that allow us to price our services based on the value we deliver to our clients rather than the headcount deployed to deliver the services to them. We believe that non-linear pricing models help us to grow our revenue without increasing our headcount. Accordingly, we expect increased use of non-linear pricing models to result in higher revenue per employee and improved margins. Non-linear revenue may be subject to short-term pressure on margins, however, as initiatives in developing the products and services take time to deliver. Moreover, in outcome-based arrangements, we bear the risk of failure to achieve clients’ business objectives in connection with these projects. For more information, see “Part III — Risk Factors — If our pricing structures do not accurately anticipate the cost and complexity of performing our work, our profitability may be negatively affected.”

In our WNS Auto Claims BPM segment, we earn revenue from claims handling and repair management services. For claims handling, we charge on a per claim basis or a fixed fee per vehicle over a contract period. For automobile repair management services, where we arrange for the repairs through a network of repair centers that we have established, we invoice the client for the amount of the repair. When we direct a vehicle to a specific repair center, we receive a referral fee from that repair center. We also provide a consolidated suite of services towards accident management including credit hire and credit repair for “non fault” repairs business.

Revenue by Contract Type

For the three months ended June 30, 2015 and 2014, our revenue and revenue less repair payments were diversified by contract type in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments
	Three months ended June 30,		Three months ended June 30,
Contract Type	2015	2014	2015	2014
Full-time-equivalent	71.6%	66.5%	75.9%	71.3%
Transaction	20.8%	24.7%	16.1%	19.2%
Fixed price	2.9%	3.9%	3.0%	4.2%
Outcome-based	1.0%	0.9%	1.1%	1.0%
Others	3.7%	4.0%	3.9%	4.3%

Total	100.0%	100.0%	100.0%	100.0%

We have continued our ten-year relationship with Aviva MS by entering into the Aviva master services agreement with Aviva MS, in September 2014, for a term of eight years, effective April 1, 2014 and expiring on March 31, 2022. The Aviva master services agreement replaced our 2008 Aviva master services agreement with the client that was due to expire in November 2016. The agreement continues to provide us with the exclusive right to provide the client with the services we currently provide, and in the same geographic regions, subject to the rights and obligations of the Aviva group under their existing contracts with other providers of similar services. Aviva MS has agreed, and further agreed to procure other members of the Aviva group, not to renew or extend such existing contacts unless they are contractually bound to do so. We are also regarded as a preferred supplier with respect to any new services or any new geographic regions in which the client seeks BPM services, subject to our meeting certain conditions of the client’s supplier tender process.

Our clients customarily provide one to three month rolling forecasts of their service requirements. Our contracts with our clients do not generally provide for a committed minimum volume of business or committed amounts of revenue, with the exception of the Aviva master services agreement. The Aviva master services agreement requires Aviva MS to provide us with a minimum volume of business until October 31, 2016 (the last complete month prior to the expiration of the 2008 Aviva master services agreement). The minimum volume commitment is calculated as 3,000 billable full time employees, where one billable full time employee is the equivalent of a production employee engaged by us to perform our obligations under the contract for one working day at least nine hours for 250 days a year. The revised contract is priced on a full-time equivalent, or FTE, pricing model for certain types of outsourced processes and a non-FTE based pricing model for other types of outsourced processes. In the event the mean average monthly volume of business in any rolling three-month period does not reach the minimum volume commitment, Aviva MS has agreed to pay us a minimum commitment fee as liquidated damages. Notwithstanding the minimum volume commitment, there are terminations at will provisions which permit Aviva MS to terminate the Aviva master services agreement without cause, with six months’ notice upon payment of a termination fee. The annual minimum volume commitment under this contract was not met in fiscal 2015 because of a small reduction in demand for our services provided under the contract in the fourth quarter of fiscal 2015. Aviva MS paid us the minimum commitment fee for fiscal 2015.

The new pricing arrangements under the Aviva master services agreement provide for productivity-related discounts associated with FTE and non-FTE models. Some of these discounts are mandatorily applied through the term of the contract. Pricing also varies based on degree of complexity of the outsourced processes. The new pricing arrangements under the Aviva master services agreement resulted in lower revenue for fiscal 2015 and for the three months ended June 30, 2015. Aviva MS accounted for 13.4%, 15.2% and 16.9% of our revenue and 14.2%, 16.2% and 17.8% of our revenue less repair payments in fiscal 2015, 2014 and 2013, respectively.

Under the terms of an agreement with one of our former top five clients negotiated in December 2009, we were the exclusive provider of certain key services from delivery locations outside of the US, including customer service and ticketing support for the client. This agreement became effective on April 1, 2010 and was due to expire in December 2015. Under our earlier agreement with this client, we were entitled to charge premium pricing because we had absorbed the initial transition cost in 2004. That premium pricing is no longer available in the subsequent contract with this client. The early termination of the old agreement entitled us to a payment by the client of a termination fee of $5.4 million which was received on April 1, 2010. As the termination fee was related to a renewal of our agreement with the client, we have determined that the recognition of the termination fee as revenue was to be deferred over the term of the subsequent agreement (i.e., over the period from April 1, 2010 to December 31, 2015. Since June 2015, we ceased to provide services under this agreement to this client. Accordingly, in June 2015 we recognized in full the termination fee for the remaining six months of the term of the agreement.

Expenses

The majority of our expenses consist of cost of revenue and operating expenses. The key components of our cost of revenue are employee costs, facilities costs, payments to repair centers, depreciation, travel expenses, and legal and professional costs. Our operating expenses include selling and marketing expenses, general and administrative expenses, foreign exchange gains and losses and amortization of intangible assets. Our non-operating expenses include finance expenses as well as other expenses recorded under “other income, net.”

Cost of Revenue

Employee costs represent the largest component of cost of revenue. In addition to employee salaries, employee costs include costs related to recruitment, training and retention and share-based compensation expense. Historically, our employee costs have increased primarily due to increases in number of employees to support our growth and, to a lesser extent, to recruit, train and retain employees. Salary levels in India and our ability to efficiently manage and retain our employees significantly influence our cost of revenue. See “Part I — Item 4. Information on the Company — B. Business Overview — Human Capital” of our annual report on Form 20-F for our fiscal year ended March 31, 2015.

Our WNS Auto Claims BPM segment includes repair management services, where we arrange for automobile repairs through a network of third party repair centers. This cost is primarily driven by the volume of accidents and the amount of the repair costs related to such accidents.

Our facilities costs comprise lease rentals, utilities cost, facilities management and telecommunication network cost. Most of our leases for our facilities are long-term agreements and have escalation clauses which provide for increases in rent at periodic intervals commencing between three and five years from the start of the lease. Most of these agreements have clauses that cap escalation of lease rentals.

We create capacity in our operational infrastructure ahead of anticipated demand as it takes six to nine months to build up a new site. Hence, our cost of revenue as a percentage of revenue may be higher during periods in which we carry such additional capacity.

Once we are engaged by a client in a new contract, we normally have a transition period to transfer the client’s processes to our delivery centers and accordingly incur costs related to such transfer. Therefore, our cost of revenue in relation to our revenue may be higher until the transfer phase is completed, which may last for two to six months.

Selling and Marketing Expenses

Our selling and marketing expenses primarily comprise employee costs for sales and marketing personnel, travel expenses, legal and professional fees, share-based compensation expense, brand building expenses and other general expenses relating to selling and marketing.

General and Administrative Expenses

Our general and administrative expenses primarily comprise employee costs for senior management and other support personnel, travel expenses, legal and professional fees, share-based compensation expense and other general expenses not related to cost of revenue and selling and marketing.

Foreign Exchange Loss / (Gain), Net

Foreign exchange gains or losses, net include:

•	marked to market gains or losses on derivative instruments that do not qualify for “hedge” accounting and are deemed ineffective;

•	realized foreign currency exchange gains or losses on settlement of transactions in foreign currency and derivative instruments; and

•	unrealized foreign currency exchange gains or losses on revaluation of other assets and liabilities.

Amortization of Intangible Assets

Amortization of intangible assets is primarily associated with our acquisitions of Aviva Global Services Singapore Pte. Ltd., or Aviva Global, in July 2008, Fusion Outsourcing Services (Proprietary) Limited, or Fusion in June 2012, and the acquisition of a customer contract from Telkom SA SOC LIMITED, or Telkom, in May 2015.

Other Income, Net

Other income, net comprises interest income, income from investments and other miscellaneous expenses.

Finance Expense

Finance expense primarily relates to interest charges payable on our term loans and short-term borrowings.

Operating Data

Our profit margin is largely a function of our asset utilization and the rates we are able to recover for our services. One of the most significant components of our asset utilization is our seat utilization rate which is the average number of work shifts per day, out of a maximum of three, for which we are able to utilize our seats. Generally, an improvement in seat utilization rate will improve our profitability unless there are other factors which increase our costs such as an increase in lease rentals, large ramp-ups to build new seats, and increases in costs related to repairs and renovations to our existing or used seats. In addition, an increase in seat utilization rate as a result of an increase in the volume of work will generally result in a lower cost per seat and a higher profit margin as the total fixed costs of our built up seats remain the same while each seat is generating more revenue.

The following table presents certain operating data as at the dates indicated:

	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014
Total head count	29,672	28,890	27,755	27,734	27,760	27,020
Built up seats(1)	24,032	24,131	23,646	23,834	23,738	23,318
Used seats(1)	17,744	17,451	17,161	16,684	16,444	16,240
Seat utilization rate(2)	1.22	1.19	1.17	1.17	1.16	1.15

Notes:

1)	Built up seats refer to the total number of production seats (excluding support functions like Finance, Human Resource, Administration and seats dedicated for business continuity planning) that are set up in any premises. Used seats refer to the number of built up seats that are being used by employees. The remainder would be termed “vacant seats.” The vacant seats would get converted into used seats when we increase headcount. Previously, our reported built up seats included seats dedicated for business continuity planning. Commencing this quarter, we have decided to report our built up seats and compute our seat utilization rate excluding seats dedicated for business continuity planning to better reflect our business operations. The built up seats and seat utilization rate presented for prior quarters in the table above have been re-computed to exclude seats dedicated for business continuity planning.
2)	The seat utilization rate is calculated by dividing the average total headcount by the average number of built up seats to show the rate at which we are able to utilize our built up seats. Average total headcount and average number of built up seats are calculated by dividing the aggregate of the total headcount or number of built up seats, as the case may be, as at the beginning and end of the quarter by two.

Results of Operations

The following table sets forth certain financial information as a percentage of revenue and revenue less repair payments:

	As a percentage of
	Revenue		Revenue less repair payments
	Three months ended June 30,
	2015	2014	2015	2014
Cost of revenue	66.2%	65.8%	64.2%	63.3%
Gross profit	33.8%	34.2%	35.8%	36.7%
Operating expenses:
Selling and marketing expenses	5.5%	5.8%	5.9%	6.3%
General and administrative expenses	13.5%	12.4%	14.3%	13.3%
Foreign exchange loss / (gains), net	(1.3)%	1.0%	(1.4)%	1.1%
Amortization of intangible assets	4.6%	4.7%	4.9%	5.0%
Operating profit	11.5%	10.3%	12.2%	11.1%
Other (income) / expense, net	(1.6)%	(2.3)%	(1.7)%	(2.5)%
Finance expense	0.1%	0.4%	0.1%	0.4%
Provision for income taxes	3.5%	3.1%	3.7%	3.3%
Profit	9.5%	9.2%	10.1%	9.9%

The following table reconciles revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) and sets forth payments to repair centers and revenue less repair payments as a percentage of revenue:

	Three months ended June 30,
	2015	2014	2015	2014
	(US dollars in millions)
Revenue	$134.1	$131.0	100.0%	100.0%
Less: Payments to repair centers	7.6	8.9	5.7%	6.8%
Revenue less repair payments	$126.5	$122.1	94.3%	93.2%

The following table presents our results of operations for the periods indicated:

	Three months ended June 30,
	2015	2014
	(US dollars in millions)
Revenue	$134.1	$131.0
Cost of revenue(1)	88.8	86.2

Gross profit	45.3	44.8
Operating expenses:
Selling and marketing expenses(2)	7.4	7.7
General and administrative expenses(3)	18.0	16.2
Foreign exchange loss / (gains), net	(1.8)	1.3
Amortization of intangible assets	6.2	6.1

Operating profit	15.4	13.5
Other income, net	(2.2)	(3.1)
Finance expense	0.1	0.5

Profit before income taxes	17.5	16.1
Provision for income taxes	4.7	4.0

Profit	$12.8	$12.1

Notes:

1)	Includes share-based compensation expense of $0.6 million and $0.4 million for the three months ended June 30, 2015 and 2014, respectively.
2)	Includes share-based compensation expense of $0.5 million and $0.2 million for the three months ended June 30, 2015 and 2014, respectively.
3)	Includes share-based compensation expense of $2.6 million and $1.6 million for the three months ended June 30, 2015 and 2014, respectively.

Results for the three months ended June 30, 2015 compared to the three months ended June 30, 2014

The following table sets forth our revenue and percentage change in revenue for the periods indicated:

Revenue

	Three months ended June 30,
	2015	2014	Change	% Change
	(US dollars in millions)
Revenue	$134.1	$131.0	$3.1	2.4%

The increase in revenue of $3.1 million was primarily attributable to revenue from new clients of $11.3 million, and an increase in hedging gain on our revenue by $2.0 million to a gain of $1.5 million for the three months ended June 30, 2015 from a loss of $0.5 million for the three months ended June 30, 2014, partially offset by a decrease in revenue from existing clients of $10.2 million. The increase in revenue was primarily attributable to higher volumes in our shipping and logistics, utilities, retail and CPG and healthcare verticals, partially offset by the depreciation of pound sterling, the Australian dollar, the South African rand and the euro against the US dollar by an average of 9.0%, 16.4%, 14.6% and 19.4%, respectively, for the three months ended June 30, 2015 as compared to the average exchange rate for the three months ended June 30, 2014, lower volume of business from one of our top clients by revenue contribution in fiscal 2015, a reduction in pricing under a five plus year contract extension with Aviva MS.

Revenue by Geography

The following table sets forth the composition of our revenue based on the location of our clients in our key geographies for the periods indicated:

	Revenue		As a percentage of revenue
	Three months ended June 30,
	2015	2014	2015	2014
	(US dollars in millions)
UK	$64.3	$71.3	47.9%	54.4%
North America (primarily the US)	36.0	33.6	26.8%	25.7%
Australia	9.2	6.9	6.9%	5.3%
Europe (excluding the UK)	8.9	7.1	6.6%	5.4%
South Africa	6.6	4.9	5.0%	3.7%
Rest of world	9.1	7.2	6.8%	5.5%

Total	$134.1	$131.0	100.0%	100.0%

The increase in revenue in North America (primarily the US) was primarily due to higher volumes in our consulting and professional services, healthcare and insurance verticals, partially offset by lower volume of business from one of our top clients by revenue contribution in fiscal 2015, and lower volumes in our retail and CPG vertical. The increase in revenue from the Australia region was primarily due to higher volumes in our insurance and utilities verticals. The increase in revenue from Europe (excluding the UK) region was primarily due to higher volumes in our retail and CPG vertical. The increase in revenue from the Rest of world region was primarily due to higher volumes in our shipping and logistics, retail and CPG, and banking and financial services verticals. The increase in revenue from the South Africa region was primarily due to higher volumes in our retail and CPG vertical. The decrease in revenue from the UK region was primarily due to a reduction in pricing from a five plus year contract extension with Aviva MS and lower volumes in our retail and CPG and shipping and logistics verticals.

Revenue Less Repair Payments

The following table sets forth our revenue less repair payment and percentage change in revenue less repair payments for the periods indicated:

	Three months ended June 30,
	2015	2014	Change	% Change
	(US dollars in millions)
Revenue less repair payments	$126.5	$122.1	$4.4	3.6%

The increase in revenue less repair payments of $4.4 million was primarily attributable to revenue less repair payments from new clients of $11.2 million, and an increase in hedging gain on our revenue less repair payments by $2.0 million to a gain of $1.5 million for the three months ended June 30, 2015 from a loss of $0.5 million for the three months ended June 30, 2014 partially offset by a decrease in revenue less repair payments from existing clients of $8.8 million. The increase in revenue less repair payments was primarily attributable to higher volumes in our shipping and logistics, utilities, retail and CPG and healthcare verticals, partially offset by the depreciation of pound sterling, the Australian dollar, the South African rand and the euro against the US dollar by an average of 9.0%, 16.4%, 14.6% and 19.4%, respectively, for the three months ended June 30, 2015 as compared to the average exchange rate for the three months ended June 30, 2014, lower volume of business from one of our top clients by revenue contribution in fiscal 2015, a reduction in pricing under a five plus year contract extension with Aviva MS.

Revenue Less Repair Payments by Geography

The following table sets forth the composition of our revenue less repair payments based on the location of our clients in our key geographies for the periods indicated:

	Revenue less repair payments		As a percentage of revenue less repair payments
	Three months ended June 30,
	2015	2014	2015	2014
	(US dollars in millions)
UK	$56.7	$62.4	44.8%	51.1%
North America (primarily the US)	36.0	33.6	28.4%	27.5%
Australia	9.2	6.9	7.3%	5.6%
Europe (excluding the UK)	8.9	7.1	7.0%	5.8%
South Africa	6.6	4.9	5.2%	4.0%
Rest of world	9.1	7.2	7.3%	6.0%

Total	$126.5	$122.1	100.0%	100.0%

The increase in revenue less repair payments in North America (primarily the US) was primarily due to higher volumes in our consulting and professional services, healthcare and insurance verticals, partially offset by lower volume of business from one of our top clients by revenue less repair payments contribution in fiscal 2015, and lower volumes in our retail and CPG vertical. The increase in revenue less repair payments from the Australia region was primarily due to higher volumes in our insurance and utilities verticals. The increase in revenue less repair payments from Europe (excluding the UK) region was primarily due to higher volumes in our retail and CPG vertical. The increase in revenue less repair payments from the Rest of world region was primarily due to higher volumes in our shipping and logistics, retail and CPG and banking and financial services verticals. The increase in revenue less repair payments from the South Africa region was primarily due to higher volumes in our retail and CPG vertical. The decrease in revenue less repair payments from the UK region was primarily due to a reduction in pricing from a five plus year contract extension with Aviva MS and lower volumes in our retail and CPG and shipping and logistics verticals.

Cost of Revenue

The following table sets forth the composition of our cost of revenue for the periods indicated:

	Three months ended June 30,
	2015	2014	Change
	(US dollars in millions)
Employee costs	$52.3	$49.3	$3.0
Facilities costs	16.3	16.1	0.2
Repair payments	7.6	8.9	(1.3)
Depreciation	3.7	3.5	0.2
Travel costs	2.4	2.5	(0.1)
Legal and professional costs	1.9	2.4	(0.5)
Other costs	4.6	3.5	1.1

Total cost of revenue	$88.8	$86.2	$2.6

As a percentage of revenue	66.2%	65.8%

The increase in cost of revenue was due to higher employee cost on account of higher headcount, wage inflation, higher other costs primarily due to an increase in costs associated with providing onshore services and subcontract costs, higher facilities costs, and higher depreciation costs, partially offset by lower repair payments, lower legal and professional expenses and lower travel costs. Further, the depreciation of the Indian rupee against the US dollar by an average of 6.0% for the three months ended June 30, 2015 as compared to the average exchange rate for the three months ended June 30, 2014, resulted in a decrease of approximately $2.5 million in the cost of revenue.

Gross Profit

The following table sets forth our gross profit for the periods indicated:

	Three months ended June 30,
	2015	2014	Change
	(US dollars in millions)
Gross profit	$45.3	$44.8	$0.5
As a percentage of revenue	33.8%	34.2%
As a percentage of revenue less repair payments	35.8%	36.7%

Gross profit was higher primarily due to higher revenue as discussed above. Gross profit as a percentage of revenue and revenue less repair payments decreased primarily due to higher cost of revenue partially offset by higher revenue as discussed above and an increase in hedging gain on our revenue less repair payments by $2.0 million to a gain of $1.5 million for the three months ended June 30, 2015 from a loss of $0.5 million for the three months ended June 30, 2014, partially offset by higher cost of revenue. Further, the depreciation of the Indian rupee against the US dollar by an average of 6.0% for the three months ended June 30, 2015 as compared to the average exchange rate in for the three months ended June 30, 2014, partially offset the increase in cost of revenue.

Our built up seats increased by 1.2% from 23,738 as at June 30, 2014 to 24,032 as at June 30, 2015, during which we expanded seating capacities in our existing delivery centers in Pune and Chennai, India and added new facilities in the US and China. This was part of our strategy to expand our delivery capabilities. Our total headcount increased by 6.9% from 27,760 to 29,672 during the same period, resulting in an increase in our seat utilization rate from 1.16 for the three months ended June 30, 2014 to 1.22 for the three months ended June 30, 2015. This 0.06 increase in seat utilization resulted in an increase in our gross profit as a percentage of revenue by approximately 0.03% and our gross profit as a percentage of revenue less repair payments by approximately 0.02% in the three months ended June 30, 2015.

Selling and Marketing Expenses

The following table sets forth the composition of our selling and marketing expenses for the periods indicated:

	Three months ended June 30,
	2015	2014	Change
	(US dollars in millions)
Employee costs	$5.2	$5.9	$(0.7)
Other costs	2.3	1.8	0.5

Total selling and marketing expenses	$7.4	$7.7	$(0.2)

As a percentage of revenue	5.5%	5.8%
As a percentage of revenue less repair payments	5.9%	6.3%

The decrease in selling and marketing expenses was primarily due to a decrease in sales headcount partially offset by an increase in travel costs and marketing related expenses.

General and Administrative Expenses

The following table sets forth the composition of our general and administrative expenses for the periods indicated:

	Three months ended June 30,
	2015	2014	Change
	(US dollars in millions)
Employee costs	$13.8	$11.0	$2.8
Other costs	4.2	5.2	(1.0)

Total general and administrative expenses	$18.0	$16.2	$1.8

As a percentage of revenue	13.5%	12.4%
As a percentage of revenue less repair payments	14.3%	13.3%

The increase in general and administrative expenses was primarily due to an increase in employee costs as a result of higher salaries on account of higher headcount and wage inflation, and higher travel cost, partially offset by lower facilities costs. Further, the depreciation of the Indian rupee against the US dollar by an average of 6.0% for the three months ended June 30, 2015 as compared to the average exchange rate for the three months ended June 30, 2014 resulted in a decrease of approximately $0.5 million in general and administrative expenses.

Foreign Exchange Loss / (Gains), Net

The following table sets forth our foreign exchange loss / (gains), net for the periods indicated:

	Three months ended June 30,
	2015	2014	Change
	(US dollars in millions)
Foreign exchange loss / (gains), net	$(1.8)	$1.3	$(3.1)

The foreign exchange gains were primarily due to foreign currency revaluation gains of $3.2 million arising from a gain of $2.9 million for the three months ended June 30, 2015 from a loss of $0.2 million for the three months ended June 30, 2014, partially offset by a loss from our rupee-denominated hedge contracts as a result of a depreciation of the Indian rupee against the US dollar.

Amortization of Intangible Assets

The following table sets forth our amortization of intangible assets for the periods indicated:

	Three months ended June 30,
	2015	2014	Change
	(US dollars in millions)
Amortization of intangible assets	$6.2	$6.1	$0.1

The increase in amortization of intangible assets was primarily attributable to the acquisition of a customer contract from Telkom, partially offset by a depreciation of the Indian rupee against the US dollar by an average of 6.0% for the three months ended June 30, 2015 as compared to the average exchange rate for the three months ended June 30, 2014.

Operating Profit

The following table sets forth our operating profit for the periods indicated:

	Three months ended June 30,
	2015	2014	Change
	(US dollars in millions)
Operating profit	$15.4	$13.5	$1.9
As a percentage of revenue	11.5%	10.3%
As a percentage of revenue less repair payments	12.2%	11.1%

Operating profit as a percentage of revenue and revenue less repair payments is higher due to higher revenue, lower selling and marketing expenses and foreign exchanges gains, partially offset by higher cost of revenue, higher general and administrative expenses and higher amortization expenses.

Other income, net

The following table sets forth our other income, net for the periods indicated:

	Three months ended June 30,
	2015	2014	Change
	(US dollars in millions)
Other income, net	$2.2	$3.1	$(0.9)

Other income was lower primarily due to a lower cash balance as funds were utilized for share repurchase commencing May 2015 and dividend distribution tax on liquid mutual funds applicable effective October 1, 2014 on account of a change in Indian tax law pursuant to the India Finance Act 2014.

Finance Expense

The following table sets forth our finance expense for the periods indicated:

	Three months ended June 30,
	2015	2014	Change
	(US dollars in millions)
Finance expense	$0.1	$0.5	$(0.4)

Finance expense decreased primarily due to lower interest cost as a result of scheduled repayments of our short term and long term loans.

Provision for Income Taxes

The following table sets forth our provision for income taxes for the periods indicated:

	Three months ended June 30,
	2015	2014	Change
	(US dollars in millions)
Provision for income taxes	$4.7	$4.0	$0.7

The increase in provision for income taxes was primarily on account of higher taxable profits.

Profit

The following table sets forth our profit for the periods indicated:

	Three months ended June 30,
	2015	2014	Change
	(US dollars in millions)
Profit	$12.8	$12.1	$0.7
As a percentage of revenue	9.5%	9.2%
As a percentage of revenue less repair payments	10.1%	9.9%

The increase in profit was primarily on account of higher operating profit, and lower finance expense, partially offset by lower other income and higher provision for income taxes.

Liquidity and Capital Resources

Our capital requirements are principally for the establishment of operating facilities to support our growth and acquisitions and for fiscal 2016, to fund our share repurchase program. Our sources of liquidity include cash and cash equivalents and cash flow from operations, supplemented by equity and debt financing and bank credit lines as required.

As at June 30, 2015, we had cash and cash equivalents of $42.3 million which were primarily held in US dollars, Indian rupees, Pound sterling and Philippines pesos. We typically seek to invest our available cash on hand in bank deposits and money market instruments. Our investments include marketable securities consisting of bank deposits and liquid mutual funds which totaled $93.0 million as at June 30, 2015

As at June 30, 2015, our Indian subsidiary, WNS Global Services Private Limited, or WNS Global, had a secured line of credit of 900.0 million ($14.1 million based on the exchange rate on June 30, 2015) from The Hongkong and Shanghai Banking Corporation Limited, and unsecured line of credit of $15.0 million from BNP Paribas, 1,200.0 million ($18.8 million based on the exchange rate on June 30, 2015) from Citibank N.A. and 810.0 million ($12.7 million based on the exchange rate on June 30, 2015) from Standard Chartered Bank. Interest on these lines of credit would be determined on the date of the borrowing. These lines of credit generally can be withdrawn by the relevant lender at any time. As at June 30, 2015, there was no outstanding amount under the above facilities.

In March 2012, WNS Global obtained three-year term loan facilities consisting of a $7.0 million US dollar-denominated loan, and our UK subsidiary, WNS UK, obtained a three-year term loan for £6.1 million ($9.6 million based on the exchange rate on June 30, 2015), rolled over its £9.9 million ($15.5 million based on the exchange rate on June 30, 2015) two-year term loan (which was originally scheduled to mature in July 2012) for another three-year term, and renewed its £9.9 million ($15.5 million based on the exchange rate on June 30, 2015) working capital facility (which was originally scheduled to mature in July 2012) until March 2016.

Details of these loan facilities are described below.

•	WNS Global obtained from HSBC Bank (Mauritius) Limited a three-year term loan facility for $7.0 million. On April 16, 2012, June 20, 2012, and August 16, 2012, we drew down $2.0, $3.0 and $2.0 million, respectively, from this facility. The facility was utilized for the purpose of funding WNS Global’s capital expenditure plans for fiscal 2013 in compliance with the Reserve Bank of India’s guidelines on “External Commercial Borrowings and Trade Credits.” The interest rate payable on the facility has been US dollar LIBOR plus a margin of 3.5% per annum. Effective July 16, 2014, the margin has been reduced to 3.1% per annum. Interest is payable on a quarterly basis. The principal amount of each tranche is repayable at the end of three years from the date of drawdown of such tranche. Repayment of the loan under the facility is guaranteed by WNS and secured by a charge over our Pune property. This charge ranks pari passu with other charges over the property in favor of other lenders. The facility agreement contains certain covenants, including restrictive covenants relating to our debt to EBITDA ratio, debt to adjusted tangible net worth ratio, EBITDA to debt service coverage ratio and fixed asset coverage ratio, each as defined therein. A change in the largest shareholder of WNS together with a loss of 10% of our clients by revenue within two quarters of the change may also constitute an event of default under this facility agreement. As at June 30, 2015, $2.0 million was outstanding under this facility.

•	WNS UK obtained from HSBC Bank plc. an additional three-year term loan facility for £6.1 million ($9.6 million based on the exchange rate on June 30, 2015), which was fully drawn on March 30, 2012. WNS UK also rolled over on March 30, 2012 its existing term loan of £9.9 million ($15.5 million based on the exchange rate on June 30, 2015) from HSBC Bank plc. (which was originally scheduled to mature on July 7, 2012) for three years until July 7, 2015. The facilities are for the purpose of providing inter-company loans within our company and funding capital expenditures. These facilities bears interest at Bank of England base rate plus a margin of 2.25% per annum. Interest is payable on a quarterly basis. 20% of the principal amount of each loan will be repayable at the end of each of 18, 24 and 30 months after drawdown and a final installment of 40% of the principal amount of each loan will be repayable at the end of 36 months after drawdown. As at June 30, 2015, the £6.1 million ($9.6 million based on exchange rate on June 30, 2015) term loan was fully repaid and £4.0 million ($6.2 million based on exchange rate on June 30, 2015) was outstanding under the £9.9 million term loan, which has been repaid on July 7, 2015.

•	WNS UK renewed its working capital facility obtained from HSBC Bank plc. of £9.9 million ($15.5 million based on the exchange rate on June 30, 2015) until March 31, 2016. The working capital facility bears interest at Bank of England base rate plus a margin of 2.45% per annum and has been renewed at the existing rate. Interest is payable on a quarterly basis. Repayment of this facility is guaranteed by WNS, WNS UK and AHA, and secured by fixed and floating charges over the respective assets of WNS UK and AHA. The facility is subject to conditions to drawdown and can be withdrawn by the lender at any time by notice to the borrower. As at June 30, 2015, there was no outstanding amount under this facility.

•	As at June 30, 2015, our South African subsidiary, WNS Global Services SA (Pty) Ltd., had an unsecured line of credit of ZAR 30.0 million ($2.4 million based on the exchange rate on June 30, 2015) from The HSBC Bank plc. This line of credit can be withdrawn by the lender at any time. As at June 30, 2015, there was no outstanding amount under this facility.

Based on our current level of operations, we expect that our anticipated cash generated from operating activities, cash and cash equivalents on hand, and use of existing credit facilities will be sufficient to meet our debt repayment obligations, estimated capital expenditures and working capital needs for the next 12 months. However, if our lines of credit were to become unavailable for any reason, we would require additional financing to meet our capital expenditures and working capital needs. We currently expect our capital expenditures needs in fiscal 2016 to be in the range of $22.0 million to $25.0 million. Our capital expenditure in the three months ended June 30, 2015 amounted to $8.6 million and our capital commitment as at June 30, 2015 was $6.1 million. Further, under the current challenging economic and business conditions as discussed under “— Global Economic Conditions” above, there can be no assurance that our business activity would be maintained at the expected level to generate the anticipated cash flows from operations. If the current market conditions deteriorate, we may experience a decrease in demand for our services, resulting in our cash flows from operations being lower than anticipated. If our cash flows from operations are lower than anticipated, including as a result of the ongoing downturn in the market conditions or otherwise, we may need to obtain additional financing to meet some of our existing debt repayment obligations and pursue certain of our expansion plans. Further, we may in the future consider making acquisitions. If we have significant growth through acquisitions or require additional operating facilities beyond those currently planned to service new client contracts, we may also need to obtain additional financing. We believe in maintaining maximum flexibility when it comes to financing our business. We regularly evaluate our current and future financing needs. Depending on market conditions, we may access the capital markets to strengthen our capital position, and provide us with additional liquidity for general corporate purposes, which may include capital expenditures acquisitions, refinancing of indebtedness and working capital. If current market conditions deteriorate, we may not be able to obtain additional financing or any such additional financing may be available to us on unfavorable terms. An inability to pursue additional opportunities will have a material adverse effect on our ability to maintain our desired level of revenue growth in future periods.

The following table shows our cash flows for the three months ended June 30, 2015 and 2014:

	Three months ended June 30,
	2015	2014
	(US dollars in millions)
Net cash provided by operating activities	$17.0	$13.2
Net cash (used in) provided by investing activities	$32.3	$(14.3)
Net cash (used in) provided by financing activities	$(38.1)	$(2.8)

Cash Flows from Operating Activities

Net cash provided by operating activities increased to $17.0 million for the three months ended June 30, 2015 from $13.2 million for the three months ended June 30, 2014. The increase in net cash provided by operating activities for the three months ended June 30, 2015 as compared to the three months ended June 30, 2014 was attributable to an increase in profit as adjusted by non-cash related items by $7.3 million and an increase in net interest received by $0.7 million.. The increase was partially offset by an increase in cash outflow towards working capital by $3.6 million and an increase in income taxes paid by $0.5 million.

The increase in profit as adjusted by non-cash related items by $7.3 million was primarily on account of (i) an increase in unrealized losses on derivative instruments by $3.6 million, (ii) an increase in share based compensation by $ 1.5 million (iii) a decrease in mark to market gains on fixed maturity plans, or FMPs, by $ 1.2 million (iv) an increase in profit by $0.7 million, and (v) an increase in taxes by $0.5 million. The increase was partially offset by (i) an increase in dividend income by $0.2 million (ii) an increase in net interest income by $ 0.2 million and (iii) an increase in unrealized exchange gain by $0.1 million,.

Cash outflow towards working capital requirements increased to $13.1 million for the three months ended June 30, 2015 from $9.4 million for the three months ended June 30, 2014 primarily as a result of a fall in cash inflows from other current assets by $ 2.8 million, a reduction in cash inflows from accounts receivables by $1.5 million, negative movement in deferred revenue by $ 1.6 million and higher cash outflows towards other liabilities of $0.5 million. The decrease was partially offset by a reduced cash outflow towards accounts payables by $2.7 million.

Cash Flows from Investing Activities

Net cash provided by investing activities increased to $32.4 million for the three months ended June 30, 2015 as compared to net cash used in investing activities of $14.3 million for the three months ended June 30, 2014. Cash flows from investing activities increased mainly due to the following: (i) higher sales of marketable securities ( including FMPs) amounting to $ 39.6 million for the three months ended June 30, 2015 as compared to net purchases of marketable securities (including FMPs) of $11.6 million for the three months ended June 30, 2014, and (ii) higher dividends received on investments of $1.3 million for the three months ended June 30, 2015 as compared to dividends received of $1.1 million for the three months ended June 30, 2014. This increase was partially offset by (i) higher capital expenditures incurred primarily for the acquisition of property and equipment and software for increasing capacity at our delivery center in South Africa of $3.5 million and $4.0 million incurred towards refurbishment of our delivery center in Mumbai, India during the three months ended June 30, 2015 as compared to capital expenditures incurred of $ 3.9 million associated with expanding the capacity of our delivery centers during the three months ended June 30, 2014.

Cash Flows from Financing Activities

Net cash used in financing activities increased to $38.1 million for the three months ended June 30, 2015, from $2.8 million for the three months ended June 30, 2014. Cash flows used in financing activities increased primarily due to (i) repurchases of our ADSs amounting to $ 20.7 million pursuant to our share repurchase program during the three months ended June 30, 2015 (ii) repayment of short-term debt of $ 13.1 million and long-term debt of $ 5.0 million by WNS India during the three months ended June 30, 2015, as compared to repayment of short-term debt of $ 3.0 million by WNS UK during the three months ended June 30, 2014 and (iii) higher proceeds from exercise of stock options by employees of $ 0.6 million during the three months ended June 30, 2015 as compared to proceeds from the exercise of stock options by employees of $ 0.1 million during the three months ended June 30, 2014.

Share Repurchases

In March 2015, WNS shareholders authorized a share repurchase program for the repurchase of up to 1.1 million of our ADSs, each representing one ordinary share, at a price range of $10 to $30 per ADS. Pursuant to the terms of the repurchase program, our ADSs may be purchased in the open market from time to time for 12 months from April 1, 2015. During the three months ended June 30, 2015, the Company purchased 770,000 ADSs in the open market for a total consideration of $20.7 million (including transaction costs of $ 0.04 million). The shares underlying these purchased ADSs are being accounted for as treasury stock, at cost. These share repurchases were funded through cash on hand. As at June 30, 2015, the remaining available balance under the shareholders’ authorization was 330,000 ADSs, or $9.9 million at a maximum price of $30 per ADS. We intend to continue to fund the repurchase program with cash on hand. We are not obligated under the repurchase program to repurchase a specific number of ADSs, and the repurchase program may be suspended at any time at our discretion.

Tax Assessment Orders

Transfer pricing regulations to which we are subject require that any international transaction among the WNS group enterprises be on arm’s-length terms. Transfer pricing regulations in India have been extended to cover specified Indian domestic transactions as well. We believe that the international and India domestic transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine that the transactions among the WNS group enterprises do not meet arms’ length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows. The applicable tax authorities may also disallow deductions or tax holiday benefits claimed by us and assess additional taxable income on us in connection with their review of our tax returns.

From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2003 through fiscal 2012 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated 3,033.1 million ($47.6 million based on the exchange rate on June 30, 2015) in additional taxes, including interest of 1,074.6 million ($16.9 million based on the exchange rate on June 30, 2015).

The following sets forth the details of these orders of assessment:

Entity	Tax year(s)	Amount demanded (including interest)		Interest on amount demanded
		( and US dollars in millions)
WNS Global	Fiscal 2003	180.2	$(2.8)(1)	60.0	$(0.9)(1)
WNS Global	Fiscal 2004	12.5	$(0.2)(1)	3.1	$(0.1)(1)
WNS Global	Fiscal 2005	27.4	$(0.4)(1)	8.6	$(0.1)(1)
WNS Global	Fiscal 2006	531.0	$(8.3)(1)	173.8	$(2.7)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2006	67.9	$(1.1)(1)	24.1	$(0.4)(1)
WNS Global	Fiscal 2007	98.7	$(1.6)(1)	31.9	$(0.5)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2007	34.3	$(0.5)(1)	10.8	$(0.2)(1)
WNS Global	Fiscal 2008	819.6	$(12.9)(1)	344.2	$(5.4)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2008	28.0	$(0.4)(1)	8.9	$(0.1)(1)
WNS Global	Fiscal 2009	973.9	$(15.3)(1)	336.6	$(5.3)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2009	21.1	$(0.3)(1)	4.1	$(0.1)(1)
WNS Global	Fiscal 2010	60.2	$(0.9)(1)	23.5	$(0.3)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2010	1.8	$(0.1)(1)	0.4	$(0.1)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2011	6.6	$(0.1)(1)	—	$—
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2012	169.9	$(2.7)(1)	44.6	$(0.7)(1)
Total		3,033.1	$(47.6)(1)	1,074.6	$(16.9)(1)

Note:

(1)	Based on the exchange rate as at June 30, 2015.

The aforementioned orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global or WNS Business Consulting Services Private Limited, or WNS BCS, each of which is our Indian subsidiary, as the case may be, and our other wholly-owned subsidiaries named above were not on arm’s length terms, disallow a tax holiday benefit claimed by us, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global or WNS BCS, as the case may be. As at June 30, 2015, we have provided a tax reserve of  906.8 million ($14.2 million based on the exchange rate on June 30, 2015) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities.

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by first level appellate authorities, vacating tax demands of   2,495.7 million ($39.1 million based on the exchange rate on June 30, 2015) in additional taxes, including interest of   774.8 million ($12.1 million based on the exchange rate on June 30, 2015). The income tax authorities have filed appeals against these orders at higher appellate authorities.

In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amounts pending resolution of the matters on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. We have deposited a portion of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.

As at June 30, 2015, corporate tax returns for fiscal years 2012 (for certain legal entities) and thereafter remain subject to examination by tax authorities in India.

After consultation with our Indian tax advisors and based on the facts of these cases, certain legal opinions from counsel, the nature of the tax authorities’ disallowances and the orders from first level appellate authorities deciding similar issues in our favor in respect of assessment orders for earlier fiscal years, we believe these orders are unlikely to be sustained at the higher appellate authorities and we intend to vigorously dispute the orders of assessment.

In March 2009, we also received an assessment order from the Indian Service Tax Authority demanding payment of   348.1 million ($5.5 million based on the exchange rate on June 30, 2015) of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPM services provided by WNS Global to clients based abroad as the export proceeds are repatriated outside India by WNS Global. In response to an appeal filed by us with the appellate tribunal against the assessment order in April 2009, the appellate tribunal has remanded the matter back to the lower tax authorities to be adjudicated afresh. Based on consultations with our Indian tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

No assurance can be given, however, that we will prevail in our tax disputes. If we do not prevail, payment of additional taxes, interest and penalties may adversely affect our results of operations, financial condition and cash flows. There can also be no assurance that we will not receive similar or additional orders of assessment in the future.

Quantitative and Qualitative Disclosures about Market Risk

General

Market risk is attributable to all market sensitive financial instruments including foreign currency receivables and payables. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments.

Our exposure to market risk is primarily a function of our revenue generating activities and any future borrowings in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings to loss. Most of our exposure to market risk arises from our revenue and expenses that are denominated in different currencies.

The following risk management discussion and the estimated amounts generated from analytical techniques are forward-looking statements of market risk assuming certain market conditions occur. Our actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Risk Management Procedures

We manage market risk through our treasury operations. Our senior management and our Board of Directors approve our treasury operations’ objectives and policies. The activities of our treasury operations include management of cash resources, implementation of hedging strategies for foreign currency exposures, implementation of borrowing strategies and monitoring compliance with market risk limits and policies. Our foreign exchange committee, comprising the Chairman of the Board, our Group Chief Executive Officer and our Group Chief Financial Officer, is the approving authority for all our hedging transactions.

Components of Market Risk

Exchange Rate Risk

Our exposure to market risk arises principally from exchange rate risk. Although substantially all of our revenue less repair payments is denominated in pound sterling and US dollars, a significant portion of our expenses for the three months ended June 30, 2015 (net of payments to repair centers made as part of our WNS Auto Claims BPM segment) were incurred and paid in Indian rupees. The exchange rates among the Indian rupee, the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future.

Our exchange rate risk primarily arises from our foreign currency-denominated receivables. Based upon our level of operations for the three months ended June 30, 2015, a sensitivity analysis shows that a 10.0% appreciation or depreciation in the pound sterling against the US dollar would have increased or decreased revenue for the three months ended June 30, 2015 by approximately $6.4 million and would have increased or decreased revenue less repair payments for the three months ended June 30, 2015 by approximately $5.7 million. Similarly, a 10.0% appreciation or depreciation in the Indian rupee against the US dollar would have increased or decreased expenses incurred and paid in Indian rupee for the three months ended June 30, 2015 by approximately $6.0 million.

To protect against foreign exchange gains or losses on forecasted revenue and inter-company revenue, we have instituted a foreign currency cash flow hedging program. We hedge a part of our forecasted revenue and inter-company revenue denominated in foreign currencies with forward and option contracts.

Interest Rate Risk

Our exposure to interest rate risk arises principally from our borrowings which have a floating rate of interest, a portion of which is linked to the US dollar LIBOR and the remainder is linked to the Bank of England base rate. We manage this risk by maintaining an appropriate mix between fixed and floating rate borrowings and through the use of interest rate swap contracts. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates.

Based upon our level of operations for the three months ended June 30, 2015, if interest rates were to increase by 1.0%, the impact on interest expense on our floating rate borrowing would be approximately $0.03 million.

We monitor our position and do not anticipate non-performance by our counterparties. We intend to selectively use interest rate swaps, options and other derivative instruments to manage our exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a periodic basis. We do not enter into hedging agreements for speculative purposes.

Part III — RISK FACTORS

This report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those described in the following risk factors and elsewhere in this report. If any of the following risks actually occur, our business, financial condition and results of operations could suffer and the trading price of our ADSs could decline.

Risks Related to Our Business

The global economic conditions have been challenging and have had, and may continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs.

Global economic conditions have shown some signs of recovery, particularly in the US, but remain challenging as concerns remain on the sustainability of the recovery. Some key indicators of sustainable economic growth remain under pressure. Ongoing concerns over the sustainability of economic recovery in the US, its substantial debt burden and expected shift in monetary policy to increase short term interest rates, the low price of crude oil across the globe and the related implications for potential global deflation, as well as concerns of slower economic growth in the EU, Russia, China and Japan, have contributed to market volatility and diminished expectations for the US, European and global economies. If countries in the Eurozone or other countries require additional financial support, if sovereign credit ratings continue to decline, or in the event of a default on sovereign debt obligations in certain countries including Greece, Argentina and Russia, yields on the sovereign debt of certain countries may continue to increase, the cost of borrowing may increase and credit may become more limited. In the US, there continue to be concerns over the failure to achieve a long term solution to the issues of government spending, the increasing US national debt and rising debt ceiling, and their negative impact on the US economy as well as concerns over potential increases in cost of borrowing and reduction in availability of credit as the US Federal Reserve ends its quantitative easing program. Further, there continue to be signs of economic weakness such as weaker economic growth and low inflation in the EU, Japan and China. Continuing conflicts and instability in various regions around the world may lead to additional acts of terrorism and armed conflict around the world, as well as the growing concerns over the sustained and drastic fall in the price of crude oil and the associated risk of global deflation, which may contribute to further economic instability in the global financial markets.

These economic conditions may affect our business in a number of ways. The general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Continued turbulence or uncertainty in the European, US, Asian and international financial markets and economies may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers. If these market conditions continue or worsen, they may limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our customers to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations.

Furthermore, a weakening of the rate of exchange for the US dollar or the pound sterling (in which our revenue is principally denominated) against the Indian rupee (in which a significant portion of our costs are denominated) also adversely affects our results. Although the expected shift in US monetary policy to increase short term interest rates is likely to strengthen the US dollar against a number of currencies, particularly against emerging market currencies, fluctuations between the pound sterling or the Indian rupee and the US dollar also expose us to translation risk when transactions denominated in pound sterling or Indian rupees are translated to US dollars, our reporting currency. For example, the pound sterling depreciated by an average of 9.0% against the US dollar in the three months ended June 30, 2015 as compared to the average exchange rate in the three months ended June 30, 2014 but appreciated by an average of 1.5% in fiscal 2015 as compared to the average exchange rate in fiscal 2014, and by an average 0.6% in fiscal 2014 as compared to the average exchange rate in fiscal 2013. The Indian rupee depreciated by an average of 6.0% against the US dollar in the three months ended June 30, 2015 as compared to the average exchange rate in the three months ended June 30, 2014, by an average of 1.2% in fiscal 2015 as compared to the average exchange rate in fiscal 2014 and by an average of 11.0% in fiscal 2014 as compared to the average exchange rate in fiscal 2013. The Australian dollar depreciated by an average of 16.4% against the US dollar in the three months ended June 30, 2015 as compared to the average exchange rate in the three months ended June 30, 2014, by an average of 6.1% in fiscal 2015 as compared to the average exchange rate in fiscal 2014 and by an average of 9.6% in fiscal 2014 as compared to the average exchange rate in fiscal 2013. The South African rand depreciated by an average of 14.6% against the US dollar in the three months ended June 30, 2015 as compared to the average exchange rate in the three months ended June 30, 2014, by an average of 9.3% in fiscal 2015 as compared to the average exchange rate in fiscal 2014 and by an average of 17.9% in fiscal 2014 as compared to the average exchange rate in fiscal 2013.

The depreciation of the pound sterling and Australian dollar against the US dollar negatively impacted our results of operations for the three months ended June 30, 2015, whereas the depreciation of the Indian rupee and the South African rand against the US dollar positively impacted our results of operations for the three months ended June 30, 2015.

Uncertainty about current global economic conditions could also continue to increase the volatility of our share price. We cannot predict the timing or duration of an economic slowdown or the timing or strength of a subsequent economic recovery generally or in our targeted industries, including the travel and leisure and insurance industries. If macroeconomic conditions worsen or current global economic conditions continue for a prolonged period of time, we are not able to predict the impact that such worsening conditions will have on our targeted industries in general, and our results of operations specifically.

A few major clients account for a significant portion of our revenue and any loss of business from these clients could reduce our revenue and significantly harm our business.

We have derived and believe that we will continue to derive in the near term a significant portion of our revenue from a limited number of large clients. In fiscal 2015 and 2014, our five largest clients accounted for 33.0% and 36.9% of our revenue and 35.0% and 39.4% of our revenue less repair payments, respectively. In fiscal 2015 and 2014, our three largest clients accounted for 27.4% and 28.9% of our revenue and 29.0% and 30.8% of our revenue less repair payments, respectively. In fiscal 2015, our largest client, Aviva MS, individually accounted for 13.4% and 15.2% of our revenue and revenue less repair payments, respectively, as compared to 14.2% and 16.9% in fiscal 2014, respectively. Any loss of business from any major client could reduce our revenue and significantly harm our business.

For example, in line with our expectations, one of our top five clients by revenue contribution in fiscal 2014 and 2013, an online travel agency, or OTA, provided us with a lower volume of business in fiscal 2015. The client entered into a strategic marketing agreement with another OTA in August 2013 pursuant to which it over a period of time, from the fourth quarter of fiscal 2014 to the fourth quarter of fiscal 2015, moved its customer care and sales processes that were previously managed by us to a technology platform managed by the other OTA. As a result, we lost most of our business from our OTA client. Our OTA client accounted for 2.5%, 6.1% and 7.3% of our revenue and 2.6%, 6.5% and 7.7% of our revenue less repair payments in fiscal 2015, 2014 and 2013, respectively. The other OTA uses several BPM vendors to manage such processes on their technology platform. We are approved as one of the other OTA’s providers of BPM services. We have managed to compete with incumbent BPM vendors for the other OTA’s business and the other OTA has become one of our large clients. There can be no assurance that we will be able to offset the loss of business from our OTA client to a significant extent or at all.

Further, in early 2012, as a result of concerns that the UK Competition Commission, or UKCC, would ban the payment of referral fees by accident management companies to claims management companies and insurance companies in the provision of credit hire replacement vehicles and third party vehicle repairs, one of our largest auto claims clients by revenue contribution in fiscal 2012 terminated its contract with us with effect from April 18, 2012. This client accounted for 10.4% and 7.5% of our revenue and 1.3% and 1.9% of our revenue less repair payments in fiscal 2012 and 2011, respectively.

Our prior contracts with one of our major clients, Aviva International Holdings Limited, or Aviva, provided Aviva Global, which was Aviva’s business process offshoring subsidiary, options to require us to transfer the relevant projects and operations of our facilities at Sri Lanka and Pune, India to Aviva Global. On January 1, 2007, Aviva Global exercised its call option requiring us to transfer the Sri Lanka facility to Aviva Global effective July 2, 2007. Effective July 2, 2007, we transferred the Sri Lanka facility to Aviva Global and we lost the revenue generated by the Sri Lanka facility. For the period from April 1, 2007 through July 2, 2007, the Sri Lanka facility contributed $2.0 million of revenue and in fiscal 2007 it accounted for 1.9% of our revenue and 3.0% of our revenue less repair payments. We may, in the future, enter into contracts with other clients with similar call options that may result in the loss of revenue that may have a material impact on our business, results of operations, financial condition and cash flows, particularly during the quarter in which the option takes effect.

We have, through our acquisition of Aviva Global in July 2008, resumed ownership of the Sri Lanka facility and we have continued to retain ownership of the Pune facility. Revenue from Aviva MS under the Aviva master services agreement, accounts for a significant portion of our revenue and we expect our dependence on Aviva MS to continue for the foreseeable future. The terms of the Aviva master services agreement include termination at will provisions which permit Aviva MS to terminate the agreement without cause with 180 days’ notice upon payment of a termination fee.

In addition, the volume of work performed for specific clients is likely to vary from year to year, particularly since we may not be the exclusive outside service provider for our clients. Thus, a major client in one year may not provide the same level of revenue in any subsequent year. The loss of some or all of the business of any large client could have a material adverse effect on our business, results of operations, financial condition and cash flows. A number of factors other than our performance could cause the loss of or reduction in business or revenue from a client, and these factors are not predictable. For example, a client may demand price reductions, change its outsourcing strategy or move work in-house. A client may also be acquired by a company with a different outsourcing strategy that intends to switch to another business process management service provider or return work in-house.

Our revenue is highly dependent on clients concentrated in a few industries, as well as clients located primarily in Europe and the US. Economic slowdowns or factors that affect these industries or the economic environment in Europe or the US could reduce our revenue and seriously harm our business.

A substantial portion of our clients are concentrated in the insurance industry and the travel and leisure industry. In fiscal 2015 and 2014, 35.8% and 36.7% of our revenue, respectively, and 31.7% and 32.6% of our revenue less repair payments, respectively, were derived from clients in the insurance industry. During the same periods, clients in the travel and leisure industry contributed 18.7% and 19.5% of our revenue, respectively, and 19.8% and 20.8% of our revenue less repair payments, respectively. Our business and growth largely depend on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to outsource business processes. Global economic conditions have shown some signs of recovery, particularly in the US, but remain challenging as concerns remain on sustainability of the recovery. Some key indicators of sustainable economic growth remain under pressure. Ongoing concerns over the sustainability of economic recovery in the US, its substantial debt burden and expected shift in monetary policy to increase short term interest rates, the low price of crude oil across the globe and the related implications for potential global deflation, as well as concerns of slower economic growth in the EU, and Russia, have contributed to market volatility and diminished expectations for the US, European and global economies. If countries in the Eurozone or other countries require additional financial support, if sovereign credit ratings continue to decline, or in the event of a default on sovereign debt obligations in certain countries including Greece, Argentina and Russia, yields on the sovereign debt of certain countries may continue to increase, the cost of borrowing may increase and credit may become more limited. In the US, there continue to be concerns over the failure to achieve a long-term solution to the issues of government spending, the increasing US national debt and rising debt ceiling, and their negative impact on the US economy as well as concerns over potential increases in cost of borrowing and reduction in availability of credit when the US Federal Reserve ends its quantitative easing program. Further, there continue to be signs of economic weakness such as weaker economic growth and low inflation in the EU. Continuing conflicts and instability in various regions around the world may lead to additional acts of terrorism and armed conflict around the world, as well as the growing concerns over the sustained and drastic fall in the price of crude oil and the associated risk of global deflation, which may contribute to further economic instability in the global financial markets.

These economic conditions may affect our business in a number of ways. The general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Continued turbulence or uncertainty in the European, the US and international financial markets and economies may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers. If these market conditions continue or worsen, they may limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our customers to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations.

Certain of our targeted industries are especially vulnerable to crises in the financial and credit markets and potential economic downturns. A downturn in any of our targeted industries, particularly the insurance or travel and leisure industries, a slowdown or reversal of the trend to outsource business processes in any of these industries or the introduction of regulation which restricts or discourages companies from outsourcing could result in a decrease in the demand for our services and adversely affect our results of operations. For example, as a result of the mortgage market crisis, in August 2007, First Magnus Financial Corporation, or FMFC, a US mortgage services client, filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code. FMFC was a major client of Trinity Partners Inc. which we acquired in November 2005 from the First Magnus Group and became one of our major clients. In fiscal 2008 and 2007, FMFC accounted for 1.0% and 4.3% of our revenue, respectively, and 1.4% and 6.8% of our revenue less repair payments, respectively.

Further, the uncertainty in worldwide economic and business conditions has resulted in a few of our clients reducing or postponing their outsourced business requirements, which in turn has decreased the demand for our services and adversely affected our results of operations. In particular, our revenue is highly dependent on the economic environments in Europe and the US, which continue to show signs of economic weakness, particularly weaker economic growth and low inflation in the EU and continued uncertainty in the US. In fiscal 2015 and 2014, 52.8% and 52.8% of our revenue, respectively, and 49.9% and 49.6% of our revenue less repair payments, respectively, were derived from clients located in the UK. During the same periods, 25.9% and 27.3% of our revenue, respectively, and 27.5% and 29.1% of our revenue less repair payments, respectively, were derived from clients located in North America (primarily the US). Further, during the same periods, 5.4% and 5.3% of our revenue, respectively, and 5.7% and 5.7% of our revenue less repair payments, respectively, were derived from clients in the rest of Europe. Any further weakening of or uncertainty in the European or US economy will likely have a further adverse impact on our revenue.

Other developments may also lead to a decline in the demand for our services in these industries. Significant changes in the financial services industry or any of the other industries on which we focus, or a consolidation in any of these industries or acquisitions, particularly involving our clients, may decrease the potential number of buyers of our services and have an adverse impact on our profitability. Any significant reduction in or the elimination of the use of the services we provide within any of these industries would result in reduced revenue and harm our business. Our clients may experience rapid changes in their prospects, substantial price competition and pressure on their profitability. Although such pressures can encourage outsourcing as a cost reduction measure, they may also result in increasing pressure on us from clients in these key industries to lower our prices which could negatively affect our business, results of operations, financial condition and cash flows.

We may fail to attract and retain enough sufficiently trained employees to support our operations, as competition for highly skilled personnel is significant and we experience significant employee attrition. These factors could have a material adverse effect on our business, results of operations, financial condition and cash flows.

The business process management industry relies on large numbers of skilled employees, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees. The business process management industry, including our company, experiences high employee attrition. During fiscal 2015, 2014 and 2013, the attrition rate for our employees who have completed six months of employment with us was 34%, 33% and 35%, respectively. Our attrition rate for our employees who have completed six months of employment with us increased to 36% in the three months ended June 30, 2015. We cannot assure you that our attrition rate will not continue to increase in the future. There is significant competition in the jurisdictions where our operation centers are located, including India, the Philippines, Romania and Sri Lanka, for professionals with the skills necessary to perform the services we offer to our clients. Increased competition for these professionals, in the business process management industry or otherwise, could have an adverse effect on us. A significant increase in the attrition rate among employees with specialized skills could decrease our operating efficiency and productivity and could lead to a decline in demand for our services.

In addition, our ability to maintain and renew existing engagements and obtain new business will depend largely on our ability to attract, train and retain personnel with skills that enable us to keep pace with growing demands for outsourcing, evolving industry standards and changing client preferences. Our failure either to attract, train and retain personnel with the qualifications necessary to fulfill the needs of our existing and future clients or to assimilate new employees successfully could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Currency fluctuations among the Indian rupee, the pound sterling, the US dollar, the Australian dollar and the South African rand could have a material adverse effect on our results of operations.

Although substantially all of our revenue is denominated in pound sterling, the US dollars or Australian dollars, a significant portion of our expenses (other than payments to repair centers, which are primarily denominated in pound sterling) are incurred and paid in Indian rupees and to a lesser extent, in South African rand. We report our financial results in US dollars and our results of operations would be adversely affected if the Indian rupee or the South African rand appreciates against the US dollar or the pound sterling or Australian dollar depreciates against the US dollar. The exchange rates between each of the Indian rupee, pound sterling, Australian dollar and South African rand and the US dollar have changed substantially in recent years and may fluctuate substantially in the future.

The average Indian rupee to US dollar exchange rate was approximately  63.39 per $1.00 in the three months ended June 30, 2015, which represented a depreciation of the Indian rupee by an average of 3.7% as compared with the average exchange rate of approximately   61.12 per $1.00 in fiscal 2015, which in turn represented a depreciation of the Indian rupee by an average of 1.2% as compared with the average exchange rate of approximately  60.38 per $1.00 in fiscal 2014.

The average pound sterling to US dollar exchange rate was approximately £0.65 per $1.00 in the three months ended June 30, 2015, which represented a depreciation of the pound sterling by an average of 5.3% as compared with the average exchange rate of £0.62 per $1.00 in fiscal 2015, which in turn represented an appreciation of the pound sterling by an average of 1.5% as compared with the average exchange rate of approximately £0.63 per $1.00 in fiscal 2014.

Our results of operations may be adversely affected if the Indian rupee appreciates significantly against the pound sterling or the US dollar or if the pound sterling depreciates against the US dollar. We hedge a portion of our foreign currency exposures using options and forward contracts. We cannot assure you that our hedging strategy will be successful or will mitigate our exposure to currency risk.

We may be unable to effectively manage our growth and maintain effective internal controls, which could have a material adverse effect on our operations, results of operations and financial condition.

Since we were founded in April 1996, and especially since Warburg Pincus acquired a controlling stake in our company in May 2002, we have experienced growth and significantly expanded our operations. For example, over the last five fiscal years, our employees have increased to 28,890 as at March 31, 2015 from 21,958 as at March 31, 2010. In fiscal 2011, we expanded our delivery center in Romania. In fiscal 2013, we opened new facilities in Poland and Vishakhapatnam, or Vizag. In fiscal 2014, our facilities in China and Sri Lanka became operational. In fiscal 2015, our delivery centers in South Carolina and Pennsylvania, in the US, as well as in South Africa, became fully operational, as did our newest facility in China. We now have delivery centers across 10 countries in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, the UK and the US. Further, in February 2011, we received in-principle approval for the allotment of a piece of land on lease for a term of 99 years, measuring 5 acres in Tiruchirappalli Navalpattu, special economic zone, or SEZ, in the state of Tamil Nadu, India from Electronics Corporation of Tamil Nadu Limited, or ELCOT for setting up delivery centers in the future. We intend to further expand our global delivery capability, and we are exploring plans to do so in Asia Pacific and Latin America.

We have also completed numerous acquisitions. For example, in June 2012, we acquired Fusion, a leading BPM provider based in South Africa. Fusion provides a range of outsourcing services, including contact center, customer care and business continuity services, to both South African and international clients. With operations in Cape Town and Johannesburg, Fusion employed approximately 1,500 people as at June 30, 2012, which increased to 3,003 people as at June 30, 2015.

This growth places significant demands on our management and operational resources. In order to manage growth effectively, we must implement and improve operational systems, procedures and internal controls on a timely basis. If we fail to implement these systems, procedures and controls on a timely basis, we may not be able to service our clients’ needs, hire and retain new employees, pursue new business, complete future acquisitions or operate our business effectively. Failure to effectively transfer new client business to our delivery centers, properly budget transfer costs or accurately estimate operational costs associated with new contracts could result in delays in executing client contracts, trigger service level penalties or cause our profit margins not to meet our expectations or our historical profit margins. As a result of any of these problems associated with expansion, our business, results of operations, financial condition and cash flows could be materially and adversely affected.

We may face difficulties as we expand our operations to establish delivery centers in onshore locations and offshore in countries in which we have limited or no prior operating experience.

In June 2012, we acquired Fusion, a leading BPM provider with two delivery centers in South Africa. In April 2014 our delivery center in South Carolina in the US became fully operational. We also opened an additional delivery center in Pennsylvania in the US in September 2014. In October 2014, we moved our operations from one site in Gurgaon to another and opened another delivery center in South Africa. We intend to continue to expand our global footprint in order to maintain an appropriate cost structure and meet our clients’ delivery needs. We plan to establish additional offshore delivery centers in Africa, the Asia Pacific and Latin America, which may involve expanding into countries other than those in which we currently operate. Our expansion plans may also involve expanding into less developed countries, which may have less political, social or economic stability and less developed infrastructure and legal systems. As we expand our business into new countries we may encounter regulatory, personnel, technological and other difficulties that increase our expenses or delay our ability to start up our operations or become profitable in such countries. This may affect our relationships with our clients and could have an adverse effect on our business, results of operations, financial condition and cash flows.

Our loan agreements impose operating and financial restrictions on us and our subsidiaries.

Our loan agreements contain a number of covenants and other provisions that, among other things, impose operating and financial restrictions on us and our subsidiaries. These restrictions could put a strain on our financial position. For example:

•	they may increase our vulnerability to general adverse economic and industry conditions;

•	they may require us to dedicate a substantial portion of our cash flow from operations to payments on our loans, thereby reducing the availability of our cash flow to fund capital expenditure, working capital and other general corporate purposes;

•	they may require us to seek lenders’ consent prior to paying dividends on our ordinary shares;

•	they may limit our ability to incur additional borrowings or raise additional financing through equity or debt instruments;

•	they impose certain financial covenants on us that we may not be able to meet, which may cause the lenders to accelerate the repayment of the balance loan outstanding; and

•	a reduction in revenue by more than 10% in two succeeding quarters due to a change in the largest shareholder of the company may also constitute an event of default under certain of our loan agreements.

Further, the restrictions contained in our loan agreements could limit our ability to plan for or react to market conditions, meet capital needs or make acquisitions or otherwise restrict our activities or business plans. Our ability to comply with the covenants of our loan agreements may be affected by events beyond our control, and any material deviations from our forecasts could require us to seek waivers or amendments of covenants or alternative sources of financing or to reduce expenditures. We cannot assure you that such waivers, amendments or alternative financing could be obtained, or if obtained, would be on terms acceptable to us.

To service our indebtedness and other potential liquidity requirements, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control and we may need to access the credit market to meet our liquidity requirements.

Our ability to make payments on our loans and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a large extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Furthermore, given that the uncertainty over global economic conditions remains, there can be no assurance that our business activity will be maintained at our expected level to generate the anticipated cash flows from operations or that our credit facilities would be available or sufficient. If global economic uncertainties continue, we may experience a decrease in demand for our services, resulting in our cash flows from operations being lower than anticipated. This may in turn result in our need to obtain additional financing.

If we cannot service our loan agreements, we may have to take actions such as seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions and investments. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms or at all.

The international nature of our business exposes us to several risks, such as significant currency fluctuations and unexpected changes in the regulatory requirements of multiple jurisdictions.

We have operations in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, the UK and the US, and we service clients across Asia, Europe, South Africa, Australia and North America. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in Jersey, Channel Islands, and intermediate and operating subsidiaries (including branch offices) incorporated in Australia, China, Costa Rica, India, Mauritius, the Netherlands, the Philippines, Romania, South Africa, Singapore, Sri Lanka, the United Arab Emirates, the UK and the US. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:

•	significant currency fluctuations between the US dollar and the pound sterling (in which our revenue is principally denominated) and the Indian rupee (in which a significant portion of our costs are denominated), for more information, see “ — Currency fluctuations among the Indian rupee, the pound sterling and the US dollar could have a material adverse effect on our results of operations”;

•	legal uncertainty owing to the overlap of different legal regimes, and problems in asserting contractual or other rights across international borders;

•	potentially adverse tax consequences, such as scrutiny of transfer pricing arrangements by authorities in the countries in which we operate;

•	potential tariffs and other trade barriers;

•	unexpected changes in regulatory requirements;

•	the burden and expense of complying with the laws and regulations of various jurisdictions; and

•	terrorist attacks and other acts of violence or war.

The occurrence of any of these events could have a material adverse effect on our results of operations and financial condition.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent or detect fraud. As a result, current and potential investors could lose confidence in our financial reporting, which could harm our business and have an adverse effect on our ADS price.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports. The effective internal controls together with adequate disclosure controls and procedures are designed to prevent or detect fraud. Deficiencies in our internal controls may adversely affect our management’s ability to record, process, summarize, and report financial data on a timely basis. As a public company, we are required by Section 404 of the Sarbanes-Oxley Act of 2002 to include a report of management’s assessment on our internal control over financial reporting and an auditor’s attestation report on our internal control over financial reporting in our annual report on Form 20-F for our fiscal year ended March 31, 2015.

Although management concluded that our company’s disclosure controls and procedures and internal control over financial reporting were effective as at March 31, 2015 and 2014, it is possible that, in the future, material weaknesses could be identified in our internal controls over financial reporting and we could be required to further implement remedial measures. If we fail to maintain effective disclosure controls and procedures or internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on our ADS price.

One of our subsidiaries, WNS Legal Assistance LLP, is subject to regulation by the Solicitors Regulation Authority in the UK.

WNS Legal Assistance LLP, one of the entities in our group through which we conduct our auto claims business, is subject to regulation by the Solicitors Regulation Authority, or the SRA, in the UK. WNS Legal Assistance LLP may be found to be in non-compliance of the SRA’s regulations. Accordingly, such non-compliance may adversely affect our reputation, result in the imposition of fines or an obligation to pay compensation, prevent us from carrying on WNS Legal Assistance LLP’s business, or require us to divest a portion or all of our ownership in WNS Legal Assistance LLP. Any of these scenarios could have a materially adverse effect on our business, financial condition and operating results.

Our business may not develop in ways that we currently anticipate due to negative public reaction to offshore outsourcing, proposed legislation or otherwise.

We have based our strategy of future growth on certain assumptions regarding our industry, services and future demand in the market for such services. However, the trend to outsource business processes may not continue and could reverse. Offshore outsourcing is a politically sensitive topic in the UK, the US and elsewhere. For example, many organizations and public figures in the UK and the US have publicly expressed concern about a perceived association between offshore outsourcing providers and the loss of jobs in their home countries.

Such concerns have led to proposed measures in the US that are aimed at limiting or restricting outsourcing. There is also legislation that has been enacted or is pending at the state level in the US, with regard to limiting outsourcing. The measures that have been enacted to date are generally directed at restricting the ability of government agencies to outsource work to offshore business service providers. These measures have not had a significant effect on our business because governmental agencies are not a focus of our operations. However, some legislative proposals would, for example, require contact centers to disclose their geographic locations, require notice to individuals whose personal information is disclosed to non-US affiliates or subcontractors, require disclosures of companies’ foreign outsourcing practices, or restrict US private sector companies that have federal government contracts, federal grants or guaranteed loan programs from outsourcing their services to offshore service providers. Such legislation could have an adverse impact on the economics of outsourcing for private companies in the US, which could in turn have an adverse impact on our business with US clients.

Such concerns have also led the UK and other EU jurisdictions to enact regulations which allow employees who are dismissed as a result of transfer of services, which may include outsourcing to non-UK or EU companies, to seek compensation either from the company from which they were dismissed or from the company to which the work was transferred. This could discourage EU companies from outsourcing work offshore and/or could result in increased operating costs for us.

In addition, there has been publicity about the negative experiences, such as theft and misappropriation of sensitive client data, of various companies that use offshore outsourcing, particularly in India.

Current or prospective clients may elect to perform such services themselves or may be discouraged from transferring these services from onshore to offshore providers to avoid negative perceptions that may be associated with using an offshore provider. Any slowdown or reversal of existing industry trends towards offshore outsourcing would seriously harm our ability to compete effectively with competitors that operate out of facilities located in the UK or the US.

Our executive and senior management team and other key team members in our business units are critical to our continued success and the loss of such personnel could harm our business.

Our future success substantially depends on the performance of the members of our executive and senior management team and other key team members in each of our business units. These personnel possess technical and business capabilities including domain expertise that are difficult to replace. There is intense competition for experienced senior management and personnel with technical and industry expertise in the business process management industry, and we may not be able to retain our key personnel due to various reasons, including the compensation philosophy followed by our company as described in “Part I — Item 6. Directors, Senior Management and Employees — Compensation” of our annual report on Form 20-F for our fiscal year ended March 31, 2015. Although we have entered into employment contracts with our executive officers, certain terms of those agreements may not be enforceable and in any event these agreements do not ensure the continued service of these executive officers. In the event of a loss of any key personnel, there is no assurance that we will be able to find suitable replacements for our key personnel within a reasonable time. The loss of key members of our senior management or other key team members, particularly to competitors, could have a material adverse effect on our business, results of operations, financial condition and cash flows. A loss of several members of our senior management at the same time or within a short period may lead to a disruption in the business of our company, which could materially adversely affect our performance.

Wage increases may prevent us from sustaining our competitive advantage and may reduce our profit margin.

Salaries and related benefits of our operations staff and other employees in countries where we have delivery centers, in particular India, are among our most significant costs. Wage costs in India have historically been significantly lower than wage costs in the US and Europe for comparably skilled professionals, which has been one of our competitive advantages. However, rapid economic growth in India, increased demand for business process management outsourcing to India, and increased competition for skilled employees in India may reduce this competitive advantage. In addition, if the US dollar or the pound sterling declines in value against the Indian rupee, wages in the US or the UK will further decrease relative to wages in India, which may further reduce our competitive advantage. We may need to increase our levels of employee compensation more rapidly than in the past to remain competitive in attracting the quantity and quality of employees that our business requires. Wage increases may reduce our profit margins and have a material adverse effect on our financial condition and cash flows.

Further, following our acquisitions of Aviva Global, Business Applications Associates Limited, or BizAps, and Chang Limited, our operations in the UK have expanded and our wage costs for employees located in the UK and the US now represent a larger proportion of our total wage costs. Wage increases in the UK and the US may therefore also reduce our profit margins and have a material adverse effect on our financial condition and cash flows.

Our operating results may differ from period to period, which may make it difficult for us to prepare accurate internal financial forecasts and respond in a timely manner to offset such period to period fluctuations.

Our operating results may differ significantly from period to period due to factors such as client losses, variations in the volume of business from clients resulting from changes in our clients’ operations, the business decisions of our clients regarding the use of our services, delays or difficulties in expanding our operational facilities and infrastructure, changes to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing projects, currency fluctuations and seasonal changes in the operations of our clients. For example, our clients in the travel and leisure industry experience seasonal changes in their operations in connection with the US summer holiday season, as well as episodic factors such as adverse weather conditions. Transaction volumes can be impacted by market conditions affecting the travel and insurance industries, including natural disasters, outbreak of infectious diseases or other serious public health concerns in Asia or elsewhere (such as the outbreak of the Influenza A (H7N9) virus in various parts of the world) and terrorist attacks. In addition, our contracts do not generally commit our clients to providing us with a specific volume of business.

In addition, the long sales cycle for our services, which typically ranges from three to 12 months, and the internal budget and approval processes of our prospective clients make it difficult to predict the timing of new client engagements. Commencement of work and ramping up of volume of work with certain new and existing clients have been slower than we had expected. Revenue is recognized upon actual provision of services and when the criteria for recognition are achieved. Accordingly, the financial benefit of gaining a new client may be delayed due to delays in the implementation of our services. These factors may make it difficult for us to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of those delays. Due to the above factors, it is possible that in some future quarters our operating results may be significantly below the expectations of the public market, analysts and investors.

Employee strikes and other labor-related disruptions may adversely affect our operations.

Our business depends on a large number of employees executing client operations. Strikes or labor disputes with our employees at our delivery centers may adversely affect our ability to conduct business. Our employees are not unionized, although they may in the future form unions. We cannot assure you that there will not be any strike, lock out or material labor dispute in the future. Work interruptions or stoppages could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Failure to adhere to the regulations that govern our business could result in us being unable to effectively perform our services. Failure to adhere to regulations that govern our clients’ businesses could result in breaches of contract with our clients.

Our clients’ business operations are subject to certain rules and regulations such as the Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act and Health Information Technology for Economic and Clinical Health Act in the US and the Financial Services Act in the UK. Our clients may contractually require that we perform our services in a manner that would enable them to comply with such rules and regulations. Failure to perform our services in such a manner could result in breaches of contract with our clients and, in some limited circumstances, civil fines and criminal penalties for us. In addition, we are required under various Indian laws to obtain and maintain permits and licenses for the conduct of our business. If we fail to comply with any applicable rules or regulations, or if we do not maintain our licenses or other qualifications to provide our services, we may not be able to provide services to existing clients or be able to attract new clients and could lose revenue, which could have a material adverse effect on our business.

Our clients may terminate contracts before completion or choose not to renew contracts which could adversely affect our business and reduce our revenue.

The terms of our client contracts typically range from three to five years. Many of our client contracts can be terminated by our clients with or without cause, with three to six months’ notice and, in most cases, without penalty. The termination of a substantial percentage of these contracts could adversely affect our business and reduce our revenue. Contracts that will expire on or before March 31, 2016 (including work orders/statement of works that will expire on or before March 31, 2016) represented approximately 22% of our revenue and 20% of our revenue less repair payments from our clients in fiscal 2015. Failure to meet contractual requirements could result in cancellation or non-renewal of a contract. Some of our contracts may be terminated by the client if certain of our key personnel working on the client project leave our employment and we are unable to find suitable replacements. In addition, a contract termination or significant reduction in work assigned to us by a major client could cause us to experience a higher than expected number of unassigned employees, which would increase our cost of revenue as a percentage of revenue until we are able to reduce or reallocate our headcount. We may not be able to replace any client that elects to terminate or not renew its contract with us, which would adversely affect our business and revenue.

For example, one of our largest auto claims clients by revenue contribution in fiscal 2012 terminated its contract with us with effect from April 18, 2012. This client accounted for 10.4% and 7.5% of our revenue and 1.3% and 1.9% of our revenue less repair payments in fiscal 2012 and 2011, respectively.

In addition, one of our top five clients by revenue contribution in fiscal 2014 and 2013, an OTA client provided us with a lower volume of business in fiscal 2015. The client entered into a strategic marketing agreement with another OTA in August 2013 pursuant to which it over a period of time, from the fourth quarter of fiscal 2014 to the fourth quarter of fiscal 2015, moved its customer care and sales processes that were previously managed by us to a technology platform managed by the other OTA. As a result, we lost most of our business from our OTA client. Our OTA client accounted for 2.5%, 6.1% and 7.3% of our revenue and 2.6%, 6.5% and 7.7% of our revenue less repair payments in fiscal 2015, 2014 and 2013, respectively. The other OTA uses several BPM vendors to manage such processes on their technology platform. We are approved as one of the other OTA’s providers of BPM services. We have managed to compete with incumbent BPM vendors for the other OTA’s business and the other OTA has become one of our large clients. There can be no assurance that we will be able to offset the loss of business from our OTA client to a significant extent or at all. For more information, see “— A few major clients account for a significant portion of our revenue and any loss of business from these clients could reduce our revenue and significantly harm our business.”

Some of our client contracts contain provisions which, if triggered, could result in lower future revenue and have an adverse effect on our business.

In many of our client contracts, we agree to include certain provisions which provide for downward revision of our prices under certain circumstances. For example, certain contracts allow a client in certain limited circumstances to request a benchmark study comparing our pricing and performance with that of an agreed list of other service providers for comparable services. Based on the results of the study and depending on the reasons for any unfavorable variance, we may be required to make improvements in the service we provide or to reduce the pricing for services to be performed under the remaining term of the contract. Some of our contracts also provide that, during the term of the contract and for a certain period thereafter ranging from six to 12 months, we may not provide similar services to certain or any of their competitors using the same personnel. These restrictions may hamper our ability to compete for and provide services to other clients in the same industry, which may result in lower future revenue and profitability.

Some of our contracts specify that if a change in control of our company occurs during the term of the contract, the client has the right to terminate the contract. These provisions may result in our contracts being terminated if there is such a change in control, resulting in a potential loss of revenue. Some of our client contracts also contain provisions that would require us to pay penalties to our clients if we do not meet pre-agreed service level requirements. Failure to meet these requirements could result in the payment of significant penalties by us to our clients which in turn could have an adverse effect on our business, results of operations, financial condition and cash flows.

If our pricing structures do not accurately anticipate the cost and complexity of performing our work, our profitability may be negatively affected.

The terms of our client contracts typically range from three to five years. In many of our contracts, we commit to long-term pricing with our clients, and we negotiate pricing terms with our clients utilizing a range of pricing structures and conditions. Depending on the particular contract, these include input-based pricing (such as full-time equivalent-based pricing arrangements), fixed-price arrangements, output-based pricing (such as transaction-based pricing), outcome-based pricing, and contracts with features of all these pricing models. Our pricing is highly dependent on our internal forecasts and predictions about our projects and the marketplace, which are largely based on limited data and could turn out to be inaccurate. If we do not accurately estimate the costs and timing for completing projects, our contracts could prove unprofitable for us or yield lower profit margins than anticipated. Some of our client contracts do not allow us to terminate the contracts except in the case of non-payment by our client. If any contract turns out to be economically non-viable for us, we may still be liable to continue to provide services under the contract.

We intend to focus on increasing our service offerings that are based on non-linear pricing models (such as fixed-price and outcome-based pricing models) that allow us to price our services based on the value we deliver to our clients rather than the headcount deployed to deliver the services to them. Non-linear revenues may be subject to short term pressure on margins as initiatives in developing the products and services take time to deliver. The risk of entering into non-linear pricing arrangements is that if we fail to properly estimate the appropriate pricing for a project, we may incur lower profits or losses as a result of being unable to execute projects with the amount of labor we expected or at a margin sufficient to recover our initial investments in our solutions. While non-linear pricing models are expected to result in higher revenue productivity per employee and improved margins, they also mean that we continue to bear the risk of cost overruns, wage inflation, fluctuations in currency exchange rates and failure to achieve clients’ business objectives in connection with these projects. Although we use our internally developed methodologies and processes and past project experience to reduce the risks associated with estimating, planning and performing transaction-based pricing, fixed-price and outcome-based pricing projects, if we fail to estimate accurately the resources required for a project, future wage inflation rates or currency exchange rates, or if we fail to meet defined performance goals or objectives, our profitability may suffer.

We have in the past and may in the future enter into subcontracting arrangements for the delivery of services. For example, in China, in addition to delivering services from our own delivery center, we used to deliver services through a subcontractor’s delivery center. We could face greater risk when pricing our outsourcing contracts, as our outsourcing projects typically entail the coordination of operations and workforces with our subcontractor, and utilizing workforces with different skill sets and competencies. Furthermore, when outsourcing work we assume responsibility for our subcontractors’ performance. Our pricing, cost and profit margin estimates on outsourced work may include anticipated long-term cost savings from transformational and other initiatives that we expect to achieve and sustain over the life of the outsourcing contract. There is a risk that we will underprice our contracts, fail to accurately estimate the costs of performing the work or fail to accurately assess the risks associated with potential contracts. In particular, any increased or unexpected costs, delays or failures to achieve anticipated cost savings, or unexpected risks we encounter in connection with the performance of this work, including those caused by factors outside our control, could make these contracts less profitable or unprofitable, which could have an adverse effect on our profit margin.

Our profitability will suffer if we are not able to maintain our pricing and asset utilization levels and control our costs.

Our profit margin, and therefore our profitability, is largely a function of our asset utilization and the rates we are able to recover for our services. An important component of our asset utilization is our seat utilization rate, which is the average number of work shifts per day, out of a maximum of three, for which we are able to utilize our work stations, or seats. During fiscal 2015 and 2014, we incurred significant expenditures to increase our number of seats by establishing additional delivery centers or expanding production capacities in our existing delivery centers. During fiscal 2015, we incurred costs to move our operations from one site in Gurgaon to another. If we are not able to maintain the pricing for our services or an appropriate seat utilization rate, without corresponding cost reductions, our profitability will suffer. The rates we are able to recover for our services are affected by a number of factors, including our clients’ perceptions of our ability to add value through our services, competition, introduction of new services or products by us or our competitors, our ability to accurately estimate, attain and sustain revenue from client contracts, margins and cash flows over increasingly longer contract periods and general economic and political conditions.

Our profitability is also a function of our ability to control our costs and improve our efficiency. As we increase the number of our employees and execute our strategies for growth, we may not be able to manage the significantly larger and more geographically diverse workforce that may result, which could adversely affect our ability to control our costs or improve our efficiency. Further, because there is no certainty that our business will ramp up at the rate that we anticipate, we may incur expenses for the increased capacity for a significant period of time without a corresponding growth in our revenue. Commencement of work and ramping up of volume of work with certain new and existing clients have been slower than we had expected. If our revenue does not grow at our expected rate, we may not be able to maintain or improve our profitability.

We face competition from onshore and offshore business process management companies and from information technology companies that also offer business process management services. Our clients may also choose to run their business processes themselves, either in their home countries or through captive units located offshore.

The market for outsourcing services is very competitive and we expect competition to intensify and increase from a number of sources. We believe that the principal competitive factors in our markets are price, service quality, sales and marketing skills, and industry expertise. We face significant competition from our clients’ own in-house groups including, in some cases, in-house departments operating offshore or captive units. Clients who currently outsource a significant proportion of their business processes or information technology services to vendors in India may, for various reasons, including diversifying geographic risk, seek to reduce their dependence on any one country. We also face competition from onshore and offshore business process management and information technology services companies. In addition, the trend toward offshore outsourcing, international expansion by foreign and domestic competitors and continuing technological changes will result in new and different competitors entering our markets. These competitors may include entrants from the communications, software and data networking industries or entrants in geographic locations with lower costs than those in which we operate. Technological changes include the development of complex automated systems for the processing of transactions that are formerly labor intensive, which may reduce or replace the need for outsourcing such transaction processing.

Some of these existing and future competitors have greater financial, human and other resources, longer operating histories, greater technological expertise, more recognizable brand names and more established relationships in the industries that we currently serve or may serve in the future. In addition, some of our competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address client needs, or enter into similar arrangements with potential clients. Increased competition, our inability to compete successfully against competitors, pricing pressures or loss of market share could result in reduced operating margins which could harm our business, results of operations, financial condition and cash flows.

We have incurred losses in the past. We may not be profitable in the future.

We incurred losses in each of the three fiscal years from fiscal 2003 through fiscal 2005. We expect our selling and marketing expenses and general and administrative expenses to increase in future periods. If our revenue does not grow at a faster rate than these expected increases in our expenses, or if our operating expenses are higher than we anticipate, we may not be profitable and we may incur losses.

If we cause disruptions to our clients’ businesses, provide inadequate service or are in breach of our representations or obligations, our clients may have claims for substantial damages against us. Our insurance coverage may be inadequate to cover these claims and, as a result, our profits may be substantially reduced.

Most of our contracts with clients contain service level and performance requirements, including requirements relating to the quality of our services and the timing and quality of responses to the client’s customer inquiries. In some cases, the quality of services that we provide is measured by quality assurance ratings and surveys which are based in part on the results of direct monitoring by our clients of interactions between our employees and our client’s customers. Failure to consistently meet service requirements of a client or errors made by our associates in the course of delivering services to our clients could disrupt the client’s business and result in a reduction in revenue or a claim for substantial damages against us. For example, some of our agreements stipulate standards of service that, if not met by us, will result in lower payment to us. In addition, in connection with acquiring new business from a client or entering into client contracts, our employees may make various representations, including representations relating to the quality of our services, abilities of our associates and our project management techniques. A failure or inability to meet a contractual requirement or our representations could seriously damage our reputation and affect our ability to attract new business or result in a claim for substantial damages against us.

Our dependence on our offshore delivery centers requires us to maintain active data and voice communications between our main delivery centers in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, the UK and the US, our international technology hubs in the UK and the US and our clients’ offices. Although we maintain redundant facilities and communications links, disruptions could result from, among other things, technical and electricity breakdowns, computer glitches and viruses and adverse weather conditions. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, reduce our revenue and harm our business.

Under our contracts with our clients, our liability for breach of our obligations is generally limited to actual damages suffered by the client and capped at a portion of the fees paid or payable to us under the relevant contract. Although our contracts contain limitations on liability, such limitations may be unenforceable or otherwise may not protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients, are generally not limited under those agreements. Further, although we have professional indemnity insurance coverage, the coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims and our insurers may disclaim coverage as to any future claims. The successful assertion of one or more large claims against us that exceed available insurance coverage, or changes in our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have a material adverse effect on our business, reputation, results of operations, financial condition and cash flows.

We are liable to our clients for damages caused by unauthorized disclosure of sensitive or confidential information, whether through a breach or circumvention of our or our clients’ computer systems and processes, through our employees or otherwise.

We are typically required to manage, utilize and store sensitive or confidential client data in connection with the services we provide. Under the terms of our client contracts, we are required to keep such information strictly confidential. Our client contracts do not include any limitation on our liability to them with respect to breaches of our obligation to maintain confidentiality on the information we receive from them. Although we seek to implement measures to protect sensitive and confidential client data, there can be no assurance that we would be able to prevent breaches of security. Further, some of our projects require us to conduct business functions and computer operations using our clients’ systems over which we do not have control and which may not be compliant with industry security standards. In addition, some of the client designed processes that we are contractually required to follow for delivering services to them and which we are unable to unilaterally change, could be designed in a manner that allows for control weaknesses to exist and be exploited. Any vulnerability in a client’s system or client designed process, if exploited, could result in breaches of security or unauthorized transactions and result in a claim for substantial damages against us. If any person, including any of our employees, penetrates our or our clients’ network security or otherwise mismanages or misappropriates sensitive or confidential client data, we could be subject to significant liability and lawsuits from our clients or their customers for breaching contractual confidentiality provisions or privacy laws. Although we have insurance coverage for mismanagement or misappropriation of such information by our employees, that coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims against us, and our insurers may disclaim coverage as to any future claims. Penetration of the network security of our or our clients’ data centers or computer systems or unauthorized use or disclosure of sensitive or confidential client data, whether through breach of our or our clients’ computer systems, systems failure, loss or theft of assets containing confidential information or otherwise, could also have a negative impact on our reputation which would harm our business.

Fraud and significant security breaches in our or our clients’ computer systems and network infrastructure could adversely impact our business

Our business is dependent on the secure and reliable operation of our information systems, including those used to operate and manage our business and our clients’ information systems, whether operated by our clients themselves or by us in connection with our provision of services to them. Although we take adequate measures to safeguard against system-related and other fraud, there can be no assurance that we would be able to prevent fraud or even detect them on a timely basis, particularly where it relates to our clients’ information systems which are not managed by us. For example, we have identified incidences where our employees have allegedly exploited weaknesses in information systems as well as processes in order to misappropriate confidential client data and used such confidential data to record fraudulent transactions. We are generally required to indemnify our clients from third party claims arising out of such fraudulent transactions and our client contracts generally do not include any limitation on our liability to our clients’ losses arising from fraudulent activities by our employees. Accordingly, we may have significant liability arising from such fraudulent transactions which may materially affect our business and financial results. Although we have professional indemnity insurance coverage for losses arising from fraudulent activities by our employees, that coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims against us, and our insurers may also disclaim coverage as to any future claims. We may also suffer reputational harm as a result of fraud committed by our employees, or by our perceived inability to properly manage fraud related risks, which could in turn lead to enhanced regulatory oversight and scrutiny.

Our expansion into new markets may create additional challenges with respect to managing the risk of fraud due to the increased geographical dispersion and use of intermediaries. Our business also requires the appropriate and secure utilization of client and other sensitive information. We cannot be certain that advances in criminal capabilities (including cyber-attacks or cyber intrusions over the internet, malware, computer viruses and the like), discovery of new vulnerabilities or attempts to exploit existing vulnerabilities in our or our clients’ systems, other data thefts, physical system or network break-ins or inappropriate access, or other developments will not compromise or breach the technology protecting our or our client’s computer systems and networks that access and store sensitive information. Cyber threats, such as phishing and trojans, could intrude into our or our client’s network to steal data or to seek sensitive information. Any intrusion into our network or our client’s network (to the extent attributed to us or perceived to be attributed to us) that results in any breach of security could cause damage to our reputation and adversely impact our business and financial results. Although we have implemented security technology and operational procedures to prevent such occurrences, there can be no assurance that these security measures will be successful. A significant failure in security measures could have a material adverse effect on our business, reputation, results of operations and financial condition.

Changes in technology could lead to changes in our clients’ businesses as well as their requirements for business process services, which may adversely impact our business and results of operations.

Proliferation of accessible technology, such as smartphones and internet, has had an impact on the manner in which customers and businesses interact with each other. Companies are increasingly adopting social media platforms, online self-help portals and mobile applications for communicating with and servicing their customers rather than utilizing business process management companies such as ourselves to manage these interactions. Our clients also continue to invest in technology by upgrading their platforms and application capabilities towards increased automation of transactions. Advances in software, such as robotic process automation and voice recognition, have the potential to reduce dependency on human processing transactions. Such developments and other innovations, such as autonomous vehicles, have the potential to significantly change the way our clients’ businesses operate and may reduce their dependency on business process management companies, including our company, for managing their business processes. We are therefore subject to a risk of disintermediation on account of such changes in technology, which could impact our future growth prospects and may require continued investments in our business.

Our business could be materially and adversely affected if we do not protect our intellectual property or if our services are found to infringe on the intellectual property of others.

Our success depends in part on certain methodologies, practices, tools and technical expertise we utilize in designing, developing, implementing and maintaining applications and other proprietary intellectual property rights. In order to protect our rights in such intellectual properties, we rely upon a combination of nondisclosure and other contractual arrangements as well as trade secret, copyright and trademark laws. We also generally enter into confidentiality agreements with our employees, consultants, clients and potential clients, and limit access to and distribution of our proprietary information to the extent required for our business purpose.

India is a member of the Berne Convention, an international intellectual property treaty, and has agreed to recognize protections on intellectual property rights conferred under the laws of other foreign countries, including the laws of the United States. There can be no assurance that the laws, rules, regulations and treaties in effect in the United States, India and the other jurisdictions in which we operate and the contractual and other protective measures we take, are adequate to protect us from misappropriation or unauthorized use of our intellectual property, or that such laws will not change. We may not be able to detect unauthorized use and take appropriate steps to enforce our rights, and any such steps may not be successful. Infringement by others of our intellectual property, including the costs of enforcing our intellectual property rights, may have a material adverse effect on our business, results of operations and financial condition.

Our clients may provide us with access to, and require us to use, third party software in connection with our delivery of services to them. Our client contracts generally require our clients to indemnify us for any infringement of intellectual property rights or licenses to third party software when our clients provide such access to us. If the indemnities under our client contracts are inadequate to cover the damages and losses we suffer due to infringement of third party intellectual property rights or licenses to third party software to which we were given access, our business and results of operations could be adversely affected. We are also generally required, by our client contracts, to indemnify our clients for any breaches of intellectual property rights by our services. Although we believe that we are not infringing on the intellectual property rights of others, claims may nonetheless be successfully asserted against us in the future. The costs of defending any such claims could be significant, and any successful claim may require us to modify, discontinue or rename any of our services. Any such changes may have a material adverse effect on our business, results of operations and financial condition.

We may not succeed in identifying suitable acquisition targets or integrating any acquired business into our operations, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our growth strategy involves gaining new clients and expanding our service offerings, both organically and through strategic acquisitions. It is possible that in the future we may not succeed in identifying suitable acquisition targets available for sale or investments on reasonable terms, have access to the capital required to finance potential acquisitions or investments, or be able to consummate any acquisition or investments. Future acquisitions or joint ventures may also result in the incurrence of indebtedness or the issuance of additional equity securities, which may present difficulties in financing the acquisition or joint venture on attractive terms. The inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness and our growth prospects.

Historically, we have expanded some of our service offerings and gained new clients through strategic acquisitions. For example, in November 2011, we acquired the shareholding of Advanced Contact Solutions, Inc., or ACS, our former joint venture partner in WNS Philippines Inc. and increased our share ownership from 65% to 100%. The lack of profitability of any of our acquisitions or joint ventures could have a material adverse effect on our operating results.

In addition, our management may not be able to successfully integrate any acquired business into our operations or benefit from any joint ventures that we enter into, and any acquisition we do complete or any joint venture we do enter into may not result in long-term benefits to us. For instance, if we acquire a company, we could experience difficulties in assimilating that company’s personnel, operations, technology and software, or the key personnel of the acquired company may decide not to work for us. In June 2012, we acquired Fusion, a leading BPM provider based in South Africa. Fusion provides a range of outsourcing services, including contact center, customer care and business continuity services, to both South African and international clients. With operations in Cape Town and Johannesburg, Fusion employed approximately 1,500 people as at June 30, 2012 which increased to 3,003 people as at June 30, 2015. We cannot assure you that we will be able to successfully integrate Fusion’s business operations with ours, or that we will be able to successfully leverage Fusion’s assets to grow our revenue, expand our service offerings and market share or achieve accretive benefits from our acquisition of Fusion.

Further, we may receive claims or demands by the sellers of the entities acquired by us on the indemnities that we have provided to them for losses or damages arising from any breach of contract by us. Conversely, while we may be able to claim against the sellers on their indemnities to us for breach of contract or breach of the representations and warranties given by the sellers in respect of the entities acquired by us, there can be no assurance that our claims will succeed, or if they do, that we will be able to successfully enforce our claims against the sellers at a reasonable cost. Acquisitions and joint ventures also typically involve a number of other risks, including diversion of management’s attention, legal liabilities and the need to amortize acquired intangible assets, any of which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We recorded a significant impairment charge to our earnings in fiscal 2008 and may be required to record another significant charge to earnings in the future when we review our goodwill, intangible or other assets for potential impairment.

As at June 30, 2015, we had goodwill and intangible assets of approximately $81.7 million and $43.4 million, respectively, which primarily resulted from the purchases of Aviva Global, BizAps, Chang Limited, Flovate Technologies Limited, or Flovate, Fusion, Marketics Technologies (India) Private Limited, or Marketics, Town & Country Assistance Limited (which we subsequently rebranded as WNS Assistance), and WNS Global. Of the $43.4 million of intangible assets as at June 30, 2015, $28.4 million pertain to our purchase of Aviva Global. Under IFRS, we are required to review our goodwill, intangibles or other assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. In addition, goodwill, intangible or other assets with indefinite lives are required to be tested for impairment at least annually. We performed an impairment review and recorded a significant impairment charge to our earnings in fiscal 2008 relating to Trinity Partners Inc. If, for example, the insurance industry experiences a significant decline in business and we determine that we will not be able to achieve the cash flows that we had expected from our acquisition of Aviva Global, we may have to record an impairment of all or a portion of the $28.4 million of intangible assets relating to our purchase of Aviva Global. Although our impairment review of goodwill and intangible assets in fiscal 2015, 2014 and 2013 did not indicate any impairment, we may be required in the future to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or other intangible assets is determined. Such charges may have a significant adverse impact on our results of operations.

Any changes in accounting standards can be difficult to predict and can materially impact how we report our financial results.

We have adopted IFRS, as issued by the IASB, with effect from April 1, 2011. From time to time, the IASB changes its standards that govern the preparation of our financial statements. Changes in accounting standards are difficult to anticipate and can significantly impact our reported financial condition and the results of our operations.

Our facilities are at risk of damage by natural disasters.

Our operational facilities and communication hubs may be damaged in natural disasters such as earthquakes, floods, heavy rains, tsunamis and cyclones. For example, during floods caused by typhoons in Manila, Philippines in September 2009, our delivery center was rendered inaccessible and our associates were not able to commute to the delivery center for a few days, thereby adversely impacting our provision of services to our clients. During the floods in Mumbai in July 2005, our operations were adversely affected as a result of the disruption of the city’s public utility and transport services making it difficult for our associates to commute to our office. Such natural disasters may also lead to disruption to information systems and telephone service for sustained periods. Damage or destruction that interrupts our provision of BPM services could damage our relationships with our clients and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities. We may also be liable to our clients for disruption in service resulting from such damage or destruction. Although we have implemented business continuity planning and infrastructure resiliency measures which are designed to minimize the impact of natural disasters on our business, such measures may be rendered less effective in certain circumstances. While we currently have property damage insurance and business interruption insurance, our insurance coverage may not be sufficient. Furthermore, we may be unable to secure such insurance coverage at premiums acceptable to us in the future or secure such insurance coverage at all. Prolonged disruption of our services as a result of natural disasters would also entitle our clients to terminate their contracts with us.

We are incorporated in Jersey, Channel Islands and are subject to Jersey rules and regulations. If the tax benefits enjoyed by our company are withdrawn or changed, we may be liable for higher tax, thereby reducing our profitability.

As a company incorporated in Jersey, Channel Islands, we are currently subject to a Jersey income tax rate of 0%. Although we continue to enjoy the benefits of the Jersey business tax regime, if Jersey tax laws change or the tax benefits we enjoy are otherwise withdrawn or changed, we may become liable for higher tax, thereby reducing our profitability.

Risks Related to Key Delivery Locations

A substantial portion of our assets and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.

Our primary operating subsidiary, WNS Global, is incorporated in India, and a substantial portion of our assets and employees are located in India. We intend to continue to develop and expand our facilities in India. The Government of India, however, has exercised and continues to exercise significant influence over many aspects of the Indian economy. The Government of India has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in specified sectors of the economy, including the business process management industry. Those programs that have benefited us include tax holidays, liberalized import and export duties and preferential rules on foreign investment and repatriation. We cannot assure you that such liberalization policies will continue. The Government of India may also enact new tax legislation or amend the existing legislation that could impact the way we are taxed in the future. For more information, see “ —New tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.” Our financial performance and the market price of our ADSs may be adversely affected by changes in inflation, exchange rates and controls, interest rates, Government of India policies (including taxation regulations and policies), social stability or other political, economic or diplomatic developments affecting India in the future.

India has witnessed communal clashes in the past. Although such clashes in India have, in the recent past, been sporadic and have been contained within reasonably short periods of time, any such civil disturbance in the future could result in disruptions in transportation or communication networks, as well as have adverse implications for general economic conditions in India. Such events could have a material adverse effect on our business, the value of our ADSs and your investment in our ADSs.

If the tax benefits and other incentives that we currently enjoy are reduced or withdrawn or not available for any other reason, our financial condition would be negatively affected.

We have benefitted from, and continue to benefit from, certain tax holidays and exemptions in various jurisdictions in which we have operations.

In the three months ended June 30, 2015, fiscal 2015 and 2014, our tax rate in India and Sri Lanka impacted our effective tax rate. We would have incurred approximately $1.2 million, $3.0 million and $1.7 million in additional income tax expense on our operations in Sri Lanka and on our SEZ operations in India for the three months ended June 30, 2015, fiscal 2015 and 2014 respectively, if the tax holidays and exemptions as described below had not been available for the respective periods.

We expect our tax rate in India and Sri Lanka and, to a lesser extent, the Philippines to continue to impact our effective tax rate. Our tax rate in India have been impacted by the reduction in the tax exemption enjoyed by our delivery center located in Gurgaon under the SEZ scheme from 100.0% to 50.0% which started in fiscal 2013. However, we expect to expand the operations in our delivery centers located in other SEZs that are still in their initial five years of operations and therefore eligible for 100.0% income tax exemption.

For example, in the past, the majority of our Indian operations were eligible to claim income tax exemption with respect to profits earned from export revenue from operating units registered under the Software Technology Parks of India, or STPI. The benefit was available for a period of 10 years from the date of commencement of operations, but not beyond March 31, 2011. Effective April 1, 2011, upon the expiration of this tax exemption, income derived from our operations in India became subject to the prevailing annual tax rate, which is currently 34.61%.

When any of our tax holidays or exemptions expire or terminate, or if the applicable government withdraws or reduces the benefits of a tax holiday or exemption that we enjoy, our tax expense may materially increase and this increase may have a material impact on our results of operations. The applicable tax authorities may also disallow deductions claimed by us and assess additional taxable income on us in connection with their review of our tax returns.

New tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.

The Government of India may enact new tax legislation that could impact the way we are taxed in the future. For example, the Government of India has clarified that, with retrospective effect from April 1, 1962, any income accruing or arising directly or indirectly through the transfer of capital assets situated in India will be taxable in India. If any of our transactions are deemed to involve the direct or indirect transfer of a capital asset located in India, such transactions could be investigated by the Indian tax authorities, which could lead to the issuance of tax assessment orders and a material increase in our tax liability. For example, we received a request from the income tax authority in India for information relating to our acquisition in July 2008 from Aviva of all the shares of Aviva Global, which owned subsidiaries with assets in India and Sri Lanka. No allegation or demand for payment of additional tax relating to that transaction has been made yet. The Government of India has issued guidelines on General Anti Avoidance Rule, or the GAAR, which is currently expected to be effective April 1, 2017, and which is intended to curb sophisticated tax avoidance. Under the GAAR, a business arrangement will be deemed an “impermissible avoidance arrangement” if the main purpose of the arrangement is to obtain tax benefits. Although the full implications of the GAAR are presently still unclear, if we are deemed to have violated any of its provisions, we may face an increase to our tax liability.

Further, the Government of India, pursuant to the Indian Finance Act 2014, stipulated that any income arising from unlisted securities and units (other than equity oriented funds) after July 10, 2014 would be considered as a long term capital gain if held for more than 36 months as compared to the earlier period of 12 months. At the time of the change, income from a long term capital asset was taxed at 10% as compared to 34.61% for income from short term capital assets. We invested in a number of debt oriented fixed maturity plans, or FMPs in fiscal 2014, that were categorized as long term capital assets under the previous rules but are now categorized as short term capital assets under the current rules. As a result, our investment in such FMPs resulted in additional income tax payable of $1.7 million in fiscal 2015 which reduced our net profit by the same amount for that fiscal year and we expect to pay additional income tax of $0.04 million in fiscal 2016.

The Government of India, the US or other jurisdictions where we have a presence could enact new tax legislation which would have a material adverse effect on our business, results of operations and financial condition. In addition, our ability to repatriate surplus earnings from our delivery centers in a tax-efficient manner is dependent upon interpretations of local laws, possible changes in such laws and the renegotiation of existing double tax avoidance treaties. Changes to any of these may adversely affect our overall tax rate, or the cost of our services to our clients, which would have a material adverse effect on our business, results of operations and financial condition.

We are subject to transfer pricing and other tax related regulations and any determination that we have failed to comply with them could materially adversely affect our profitability.

Transfer pricing regulations to which we are subject require that any international transaction among our company and its subsidiaries, or the WNS group enterprises, be on arm’s-length terms. Transfer pricing regulations in India have been extended to cover specified Indian domestic transactions as well. We believe that the international and India domestic transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine that the transactions among the WNS group enterprises do not meet arms’ length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows.

We may be required to pay additional taxes in connection with audits by the Indian tax authorities.

From time to time, we receive orders of assessment from Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2003 through fiscal 2012 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated 3,033.1 million ($47.6 million based on the exchange rate on June 30, 2015) in additional taxes, including interest of 1,074.6 million ($16.9 million based on the exchange rate on June 30, 2015).

These orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global or WNS Business Consulting Services Private Limited, or WNS BCS, each of which is our Indian subsidiary, as the case may be, and our other wholly-owned subsidiaries were not on arm’s length terms, disallow a tax holiday benefit claimed by us, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global or WNS BCS, as the case may be. As at June 30, 2015 we have provided a tax reserve of  906.8 million ($14.2 million based on the exchange rate on June 30, 2015) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities. For more details on these assessments, see “Part I — Item 5 — Operating and Financial Review and Prospects —Tax Assessment Orders” of our annual report on Form 20-F for our fiscal year ended March 31, 2015.

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by first level appellate authorities, vacating tax demands of   2,495.7 million ($39.1 million based on the exchange rate on June 30, 2015) in additional taxes, including interest of   774.8 million ($12.1 million based on the exchange rate on June 30, 2015). The income tax authorities have filed appeals against these orders at higher appellate authorities.

In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amounts pending resolution of the matters on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. We have deposited a portion of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.

As at June 30, 2015, corporate tax returns for fiscal years 2012 (for certain legal entities) and thereafter remain subject to examination by tax authorities in India.

After consultation with our Indian tax advisors and based on the facts of these cases, certain legal opinions from counsel, the nature of the tax authorities’ disallowances and the orders from first level appellate authorities deciding similar issues in our favor in respect of assessment orders for earlier fiscal years, we believe these orders are unlikely to be sustained at the higher appellate authorities and we intend to vigorously dispute the orders of assessment.

In March 2009, we also received an assessment order from the Indian Service Tax Authority demanding payment of   348.1 million ($5.5 million based on the exchange rate on June 30, 2015) of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPM services provided by WNS Global to clients based abroad as the export proceeds are repatriated outside India by WNS Global. In response to an appeal filed by us with the appellate tribunal against the assessment order in April 2009, the appellate tribunal has remanded the matter back to the lower tax authorities to be adjudicated afresh. Based on consultations with our Indian tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

No assurance can be given, however, that we will prevail in our tax disputes. If we do not prevail, payment of additional taxes, interest and penalties may adversely affect our results of operations, financial condition and cash flows. There can also be no assurance that we will not receive similar or additional orders of assessment in the future.

Terrorist attacks and other acts of violence involving India or its neighboring countries could adversely affect our operations, resulting in a loss of client confidence and materially adversely affecting our business, results of operations, financial condition and cash flows.

Terrorist attacks and other acts of violence or war involving India or its neighboring countries may adversely affect worldwide financial markets and could potentially lead to economic recession, which could adversely affect our business, results of operations, financial condition and cash flows. South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, including India and Pakistan. In previous years, military confrontations between India and Pakistan have occurred in the region of Kashmir and along the India/Pakistan border. There have also been incidents in and near India such as the bombings of the Taj Mahal Hotel and Oberoi Hotel in Mumbai in 2008, a terrorist attack on the Indian Parliament, troop mobilizations along the India/Pakistan border and an aggravated geopolitical situation in the region. Such military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies involve a high degree of risk. Such political tensions could similarly create a perception that there is a risk of disruption of services provided by India-based companies, which could have a material adverse effect on the market for our services. Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, we might not be able to continue our operations.

Restrictions on entry visas may affect our ability to compete for and provide services to clients in the US and the UK, which could have a material adverse effect on future revenue.

The vast majority of our employees are Indian nationals. The ability of some of our executives to work with and meet our European and North American clients and our clients from other countries depends on the ability of our senior managers and employees to obtain the necessary visas and entry permits. In response to previous terrorist attacks and global unrest, US and European immigration authorities have increased the level of scrutiny in granting visas. Immigration laws in those countries may also require us to meet certain other legal requirements as a condition to obtaining or maintaining entry visas. These restrictions have significantly lengthened the time requirements to obtain visas for our personnel, which has in the past resulted, and may continue to result, in delays in the ability of our personnel to meet with our clients. In addition, immigration laws are subject to legislative change and varying standards of application and enforcement due to political forces, economic conditions or other events, including terrorist attacks. We cannot predict the political or economic events that could affect immigration laws or any restrictive impact those events could have on obtaining or monitoring entry visas for our personnel. If we are unable to obtain the necessary visas for personnel who need to visit our clients’ sites or, if such visas are delayed, we may not be able to provide services to our clients or to continue to provide services on a timely basis, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

If more stringent labor laws become applicable to us, our profitability may be adversely affected.

India has stringent labor legislation that protects the interests of workers, including legislation that sets forth detailed procedures for dispute resolution and employee removal and legislation that imposes financial obligations on employers upon retrenchment. Though we are exempt from a number of these labor laws at present, there can be no assurance that such laws will not become applicable to the business process management industry in India in the future. In addition, our employees may in the future form unions. If these labor laws become applicable to our workers or if our employees unionize, it may become difficult for us to maintain flexible human resource policies, discharge employees or downsize, and our profitability may be adversely affected.

Most of our delivery centers operate on leasehold property and our inability to renew our leases on commercially acceptable terms or at all may adversely affect our results of operations.

Most of our delivery centers operate on leasehold property. Our leases are subject to renewal and we may be unable to renew such leases on commercially acceptable terms or at all. Our inability to renew our leases, or a renewal of our leases with a rental rate higher than the prevailing rate under the applicable lease prior to expiration, may have an adverse impact on our operations, including disrupting our operations or increasing our cost of operations. In addition, in the event of non-renewal of our leases, we may be unable to locate suitable replacement properties for our delivery centers or we may experience delays in relocation that could lead to a disruption in our operations. Any disruption in our operations could have an adverse effect on our results of operation.

Risks Related to our ADSs

Substantial future sales of our shares or ADSs in the public market could cause our ADS price to fall.

Sales by us or our shareholders of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell securities in the future at a time or at a price that we deem appropriate or to pay for acquisitions using our equity securities. As at June 30, 2015, we had 52,100,236 ordinary shares outstanding, including 51,927,510 shares represented by 51,927,510 ADSs. In addition, as at June 30, 2015, a total of 3,833,997 ordinary shares or ADSs are issuable upon the exercise or vesting of options and restricted share units, or RSUs, outstanding under our 2002 Stock Incentive Plan and our Third Amended and Restated 2006 Incentive Award Plan. All ADSs are freely transferable, except that ADSs owned by our affiliates may only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding may also only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act.

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	announcements of technological developments;

•	regulatory developments in our target markets affecting us, our clients or our competitors;

•	actual or anticipated fluctuations in our operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other companies engaged in business process management;

•	addition or loss of executive officers or key employees;

•	sales or expected sales of additional shares or ADSs;

•	loss of one or more significant clients; and

•	a change in control, or possible change of control, of our company.

In addition, securities markets generally and from time to time experience significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

We may not be able to pay any dividends on our shares and ADSs.

We have never declared or paid any dividends on our ordinary shares. We cannot give any assurance that we will declare dividends of any amount, at any rate or at all. Because we are a holding company, we rely principally on dividends, if any, paid by our subsidiaries to us to fund our dividend payments, if any, to our shareholders. Any limitation on the ability of our subsidiaries to pay dividends to us could have a material adverse effect on our ability to pay dividends to you.

Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory and any contractual restrictions on the payment of dividends and any other factors our Board of Directors deems relevant at the time.

Subject to the provisions of the Companies (Jersey) Law 1991, or the 1991 Law, and our Articles of Association, we may by ordinary resolution declare annual dividends to be paid to our shareholders according to their respective rights and interests in our distributable reserves. Any dividends we may declare must not exceed the amount recommended by our Board of Directors. Our board may also declare and pay an interim dividend or dividends, including a dividend payable at a fixed rate, if paying an interim dividend or dividends appears to the Board to be justified by our distributable reserves. We can only declare dividends if our directors who are to authorize the distribution make a prior statement that, having made full enquiry into our affairs and prospects, they have formed the opinion that:

•	immediately following the date on which the distribution is proposed to be made, we will be able to discharge our liabilities as they fall due; and

•	having regard to our prospects and to the intentions of our directors with respect to the management of our business and to the amount and character of the financial resources that will in their view be available to us, we will be able to continue to carry on business and we will be able to discharge our liabilities as they fall due until the expiry of the period of 12 months immediately following the date on which the distribution is proposed to be made or until we are dissolved under Article 150 of the 1991 Law, whichever first occurs.

Subject to the deposit agreement governing the issuance of our ADSs, holders of ADSs will be entitled to receive dividends paid on the ordinary shares represented by such ADSs. See “ — Risks Related to Our Business — Our loan agreements impose operating and financial restrictions on us and our subsidiaries.”

Holders of ADSs may be restricted in their ability to exercise voting rights.

At our request, the depositary of the ADSs will mail to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the ordinary shares represented by ADSs. If the depositary timely receives voting instructions from you, it will endeavor to vote the ordinary shares represented by your ADSs in accordance with such voting instructions. However, the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the ordinary shares on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. Ordinary shares for which no voting instructions have been received will not be voted.

As a foreign private issuer, we are not subject to the proxy rules of the Commission, which regulate the form and content of solicitations by US-based issuers of proxies from their shareholders. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the Commission’s proxy rules.

Holders of ADSs may be subject to limitations on transfers of their ADSs.

The ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems necessary or advisable in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when the transfer books of the depositary are closed, or at any time or from time to time if we or the depositary deem it necessary or advisable to do so because of any requirement of law or of any government or governmental body or commission or any securities exchange on which the American Depositary Receipts or our ordinary shares are listed, or under any provision of the deposit agreement or provisions of or governing the deposited shares, or any meeting of our shareholders, or for any other reason.

Holders of ADSs may not be able to participate in rights offerings or elect to receive share dividends and may experience dilution of their holdings, and the sale, deposit, cancellation and transfer of our ADSs issued after exercise of rights may be restricted.

If we offer our shareholders any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to them after consultation with us. We cannot make rights available to holders of our ADSs in the US unless we register the rights and the securities to which the rights relate under the Securities Act, or an exemption from the registration requirements is available. In addition, under the deposit agreement, the depositary will not distribute rights to holders of our ADSs unless we have requested that such rights be made available to them and the depositary has determined that such distribution of rights is lawful and reasonably practicable. We can give no assurance that we can establish an exemption from the registration requirements under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution of your holdings as a result. The depositary may allow rights that are not distributed or sold to lapse. In that case, holders of our ADSs will receive no value for them. In addition, US securities laws may restrict the sale, deposit, cancellation and transfer of ADSs issued after exercise of rights.

We may be classified as a passive foreign investment company, which could result in adverse US federal income tax consequences to US Holders of our ADSs or ordinary shares.

Based on our financial statements and relevant market and shareholder data, we believe that we should not be treated as a passive foreign investment company for US federal income tax purposes, or PFIC, with respect to our most recently closed taxable year. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that we will not be a PFIC for any taxable year. A non-US corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a US Holder (as defined in “Part I — Item 10. Additional Information — E. Taxation — US Federal Income Taxation” of our annual report on Form 20-F for our fiscal year ended March 31, 2015) holds an ADS or ordinary share, certain adverse US federal income tax consequences could apply to such US Holder.

Our share repurchase program could affect the price of our ADSs.

Our Board of Directors and shareholders have authorized the repurchase of up to 1.1 million of our ADSs, each representing one ordinary share, at a price range of $10 to $30 per ADS from time to time for 12 months from April 1, 2015. During the three months ended June 30, 2015, the Company purchased 770,000 ADSs in the open market for a total consideration of $20.67 million (including transaction costs of $ 0.04 million). The shares underlying these purchased ADSs are being accounted for as treasury stock. These share repurchases were funded through cash on hand. As at June 30, 2015, the remaining available balance under the shareholders’ authorization was 330,000 ADSs, or $9.9 million at a maximum price of $30 per ADS. Any repurchases pursuant to our repurchase program could affect the price of our ADSs and increase their volatility. The existence of a repurchase program could also cause the price of our ADSs to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity of our ADSs. There can be no assurance that any repurchases will enhance shareholder value because the market price of our ADSs may decline below the levels at which we repurchase any ADSs. In addition, although our repurchase program is intended to enhance long-term shareholder value, short-term price fluctuations in our ADSs could reduce the program’s effectiveness. Significant changes in the price of our ADSs and our ability to fund our proposed repurchase program with cash on hand could impact our ability to repurchase ADSs. The timing and amount of future repurchases is dependent on our cash flows from operations, available cash on hand and the market price of our ADSs. Furthermore, the program does not obligate our Company to repurchase any dollar amount or number of ADSs and may be suspended or discontinued at any time, and any suspension or discontinuation could cause the market price of our ADSs to decline.

We have certain anti-takeover provisions in our Articles of Association that may discourage a change in control.

Our Articles of Association contain anti-takeover provisions that could make it more difficult for a third party to acquire us without the consent of our Board of Directors. These provisions include:

•	a classified Board of Directors with staggered three-year terms; and

•	the ability of our Board of Directors to determine the rights, preferences and privileges of our preferred shares and to issue the preferred shares without shareholder approval, which could be exercised by our Board of Directors to increase the number of outstanding shares and prevent or delay a takeover attempt.

These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

It may be difficult for you to effect service of process and enforce legal judgments against us or our affiliates.

We are incorporated in Jersey, Channel Islands, and our primary operating subsidiary, WNS Global, is incorporated in India. A majority of our directors and senior executives are not residents of the US and virtually all of our assets and the assets of those persons are located outside the US. As a result, it may not be possible for you to effect service of process within the US upon those persons or us. In addition, you may be unable to enforce judgments obtained in courts of the US against those persons outside the jurisdiction of their residence, including judgments predicated solely upon the securities laws of the US.

Part IV — OTHER INFORMATION

Share Repurchases

In March 2015, our shareholders authorized a share repurchase program of up to 1.1 million of our American Depositary Shares (ADSs), each representing one ordinary share, at a price range of $10 to $30 per ADS. Pursuant to the terms of the repurchase program, our ADSs may be purchased in the open market from time to time for a period of 12 months from April 1, 2015. The shares underlying the re-purchased ADSs will be held as treasury stock.

The table below sets forth the details of ADSs repurchased during the three months ended June 30, 2015

Period	No. of ADSs purchased	Average price paid per ADS ( in $)	Total number of ADSs purchased as part of publicly announced plans or programs	Approximate U.S. dollar value of ADSs that may yet be repurchased under the program (assuming purchase price of $30 per ADS)
Month # 1 (1 April to 30 April 2015)	—	—	—	$33,000,000
1 May to 31 May 2015	244,839	26.89	244,839	$25,654,830
1 June to 30 June 2015	525,161	26.74	525,161	$9,900,000

Total	770,000	26.79	770,000

Audit Committee Appointment

Ms. Françoise Gri, who was appointed to our Board effective May 6, 2015, has been appointed by our Board of Directors as a member of our Audit Committee with effect from July 15, 2015. Following these changes, our Audit Committee now comprises four directors: Mr. Albert Aboody (Chairman), Ms. Françoise Gri, Mr. Michael Menezes and Mr. Jeremy Young, each of whom satisfies the “independence” requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended and the New York Stock Exchange (“NYSE”) rules. Mr. Aboody and Mr. Menezes qualify as “audit committee financial experts”. Ms. Gri is expected to replace Mr. Young, who has chosen not to stand for re-election at the expiration of his directorship at our Annual General Meeting in September 2015. Mr. Young’s decision not to stand for re-election as a director was not the result of any disagreement with our Company on any matter relating to our Company’s operations, policies and practices.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2015

WNS (HOLDINGS) LIMITED

By:	/s/ Sanjay Puria
Name:	Sanjay Puria
Title:	Group Chief Financial Officer